LETTER TO SHAREHOLDERS OF ALDEL FINANCIAL II INC.
104 S. Walnut Street, Unit 1A
Itasca, IL, 60143

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS IN LIEU OF ANNUAL MEETING
To Be Held at 10:00 a.m. Eastern Time on October 5, 2026

Dear Shareholders of Aldel Financial II Inc.:

You are cordially invited to attend (in person or by proxy) the extraordinary general meeting of shareholders in lieu of annual meeting of Aldel Financial II Inc. (the "Company" or "ALDF") to be held on October 5, 2026 at 10:00 a.m., Eastern Time, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2026*, (the "Extraordinary General Meeting"), or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned. Shareholders are encouraged to observe the meeting virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2026*. The accompanying proxy statement is dated September 21, 2026.

The attached Notice of the Extraordinary General Meeting and accompanying Proxy Statement (the "Proxy Statement") describe the business the Company will conduct at the Extraordinary General Meeting and provide information about the Company that you should consider when you vote your shares.

As set forth in the attached Proxy Statement, the Extraordinary General Meeting is being held to consider and vote upon the following proposals:

1. Proposal No. 1 — Extension Amendment Proposal — A proposal, by special resolution, to amend (the "Extension Amendment") the Company's Amended and Restated Memorandum and Articles of Association by adopting the amendment to the Company's Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A to the Proxy Statement (i) to allow the Company to extend the date by which the Company must consummate a business combination from October 23, 2026 (the "Deadline Date") (the date that is 24 months from the closing date of the Company's initial public offering of units (the "IPO")) on a monthly basis up to fifteen times (each, an "Extension) until January 23, 2028 (the "Extended Date") (the "Extension Amendment Proposal") in accordance with the terms set forth in the Investment Management Trust Agreement, dated October 21, 2024 (the "Trust Agreement"), by and between the Company and Continental Stock Transfer and Company (the "Trustee"), as amended. We refer to this proposal as the "Extension Amendment Proposal";
2. Proposal No. 2 — Withdrawal Amendment Proposal — A proposal, by special resolution, to amend Article 186 (b) (ii) of the Articles to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000. We refer to this proposal as the "Withdrawal Amendment Proposal";
3. Proposal No. 3 — Trust Agreement Amendment Proposal — A proposal, by as a special resolution, to amend (the "Trust Agreement Amendment") the Trust Agreement (i) to allow the Company to extend the date on which the Trustee must liquidate the trust account established by the Company in connection with the IPO (the "trust account") if the Company has not completed its initial business combination by the Deadline Date, or extended such date on a monthly basis up to fifteen times until the Extended Date by depositing $50,000 (the "Extension Payment") into the trust account for each one-month extension two (2) days prior to such Extension, and (ii) to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000 (the "Trust Agreement Amendment Proposal");
4. Proposal No. 4 — Director Election Proposal — A proposal, by as an ordinary resolution, to appoint Stuart Kovensky and Meltem Demirors as Class II directors on the Company's board of directors to serve until the 2029 annual general meeting of the Company, until his or her successor

is duly elected and qualified, or until his or her earlier death, resignation or removal (the “Director Election Proposal”); and

5. Proposal No. 5 — Auditor Ratification Proposal — A proposal, as an ordinary resolution, to ratify the appointment by our audit committee of Fruci & Associates II, PLLC as the Company’s independent registered public accounting firm for the Company’s fiscal year ending 31 December 2025 (the Auditor Ratification Proposal:”); and

6. Proposal No. 6 — Adjournment Proposal — A proposal, as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal or the Auditor Ratification Proposal (the “Adjournment Proposal”), which will only be presented at the Extraordinary General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Extraordinary General Meeting.

The above matters are more fully described in the accompanying Proxy Statement, **which you are encouraged to read carefully in its entirety**.

Approval of the Extension Amendment Proposal requires a special resolution under Cayman Islands law and our existing amended and restated memorandum and articles of association (the “Articles”), being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Ordinary Shares”) and the Class B Ordinary Shares (together with the Class A Ordinary Shares, the “Ordinary Shares”) who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

Approval of the Withdrawal Amendment Proposal requires a special resolution under Cayman Islands law and our Articles, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting. Approval of the Trust Agreement Amendment Proposal requires a special resolution under Cayman Islands law, the Articles, and the Trust Agreement, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Approval of the Auditor Ratification Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

As contemplated by the Articles, in the event that any amendment is made to the Articles to, among other things, modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination, the holders of Public Shares (the “Public Shareholders ”) may elect to redeem their Public Shares upon the approval of any such amendment to the Articles in exchange for a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest earned on the

Trust Account (net of taxes paid or payable, if any), divided by the number of then outstanding Public Shares (the "Redemption"). You may elect to redeem your Public Shares in connection with the Extraordinary General Meeting, regardless of whether you vote for or against the proposals, by following the instructions set forth in the accompanying Proxy Statement.

Notwithstanding the foregoing, pursuant to our Articles, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares, without the Company's prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE (I) "FOR" THE EXTENSION AMENDMENT PROPOSAL, (II) THE WITHDRAWAL AMENDMENT PROPOSAL, (III) THE TRUST AGREEMENT AMENDMENT PROPOSAL, (IV) THE DIRECTOR ELECTION PROPOSAL, (V) "FOR" THE AUDITOR RATIFICATION PROPOSAL AND (VI) "FOR" THE ADJOURNMENT PROPOSAL, IF PRESENTED.

Our board of directors has fixed the close of business on September 10, 2026 (the "Record Date"), as the record date for the Extraordinary General Meeting. Only shareholders of record on the Record Date are entitled to notice of and to vote at the Extraordinary General Meeting or any postponement or adjournment thereof. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

All of our shareholders are cordially invited to observe the Extraordinary General Meeting via the Internet at *https://www.cstproxy.com/aldelfinancialii/2026*. To ensure your representation at the Extraordinary General Meeting, however, you are urged to complete, sign, date and return your proxy card as soon as possible. You may revoke your proxy card at any time prior to the Extraordinary General Meeting. If you hold your Ordinary Shares in "street name" through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that the shares you beneficially own are represented and voted at the Extraordinary General Meeting. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, you will need to obtain a legal proxy from your bank, broker or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Extraordinary General Meeting.

A shareholder's failure to vote in person or by proxy will not be counted towards the number of Ordinary Shares required to validly establish a quorum. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

YOUR VOTE IS IMPORTANT. Please sign, date and return your proxy card as soon as possible. You are requested to carefully read the proxy statement and accompanying Notice of Extraordinary General Meeting for a more complete statement of matters to be considered at the Extraordinary General Meeting.

If you have any questions or need assistance voting your Ordinary Shares, please contact Advantage Proxy, Inc., our proxy solicitor, by calling 866-894-0536 (toll-free), or by emailing Ksmith@advantageproxy.com.

Sincerely,

/s/ Robert Kauffman

Robert Kauffman
Chairman and Chief Executive Officer
September 21, 2026

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals presented.

This proxy statement is dated September 21, 2026.

IMPORTANT

Whether or not you expect to attend the Extraordinary General Meeting, you are respectfully requested by our Board of Directors to complete, sign, date and return the enclosed proxy card promptly, or follow the instructions contained in the proxy card or voting instructions provided by your bank, broker or other nominee. If you grant a proxy, you may revoke it at any time prior to the Extraordinary General Meeting.

PLEASE NOTE: If your shares are held in "street name", your broker, bank, custodian, or other nominee holder cannot vote your shares on "non-routine" matters, such as the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal, the Auditor Ratification Proposal and the Adjournment Proposal (defined below) unless you direct the nominee holder how to vote by following the instructions contained on the voting instruction form provided by your broker, bank, custodian or other nominee.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD PUBLIC SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC RIGHTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT BY 5:00 P.M. EASTERN TIME ON OCTOBER 1, 2026, THE DATE THAT IS TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE EXTRAORDINARY GENERAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, INCLUDING THE LEGAL NAME, PHONE NUMBER, AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, AND (3) DELIVER YOUR PUBLIC SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Aldel Financial II Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL, 60143

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS IN LIEU OF ANNUAL GENERAL MEETING TO BE HELD ON MONDAY, OCTOBER 5, 2026

To the Shareholders of Aldel Financial II Inc.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders in lieu of annual meeting (the "Extraordinary General Meeting") of Aldel Financial II Inc., a Cayman Islands exempted company (the "Company" or "ALDF"), will be held on Monday, October 5, 2026 at 10:00 a.m., Eastern Time, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, United Sates of America, and virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2026*, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned. Shareholders are encouraged to observe the meeting virtually. The Extraordinary General Meeting will be held to consider and vote upon the following proposals:

1. To resolve as a special resolution, to amend (the "Extension Amendment") the Company's existing amended and restated memorandum and articles of association (the Articles) to (i) allow the Company to extend the date by which the Company must consummate a business combination from October 23, 2026 (the "Deadline Date") (the date that is 24 months from the closing date of the Company's initial public offering of units (the "IPO")) on a monthly basis up to fifteen times (each, an "Extension") until January 23, 2028 (the "Extended Date") (the "Extension Amendment Proposal") in accordance with the terms set forth in the Investment Management Trust Agreement, dated October 21, 2024, (the "Trust Agreement") by and between the Company and Continental Stock Transfer and Company (the "Trustee"), as amended;

2. To resolve, as a special resolution, to amend (the "Withdrawal Amendment") Article 186 (b) (ii) of the Articles to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000 (the "Withdrawal Amendment Proposal");

3. To resolve as a special resolution, to amend (the "Trust Agreement Amendment") the Trust Agreement (i) to allow the Company to extend the date on which the Trustee must liquidate the trust account established by the Company in connection with the IPO (the "trust account") if the Company has not completed its initial business combination by the Deadline Date, or extended such date on a monthly basis up to fifteen times until the Extended Date by depositing $50,000 (the "Extension Payment") into the trust account for each one-month extension two (2) days prior to such Extension, and (ii) to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000 (the "Trust Agreement Amendment Proposal");

4. To resolve as an ordinary resolution, to appoint Stuart Kovensky and Meltem Demirors as Class II directors on the Company's board of directors to serve until the 2029 annual general meeting of the Company, until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal (the "Director Election Proposal");

5. To resolve as an ordinary resolution, to ratify the appointment by our audit committee of Fruci & Associates II, PLLC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2025 (the "Auditor Ratification Proposal"); and

6. To resolve as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal and/or the Auditor Ratification Proposal (the "Adjournment Proposal"), which will only be presented at the Extraordinary General Meeting if,

based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Extraordinary General Meeting.

The above matters are more fully described in the accompanying proxy statement, **which you are encouraged to read carefully in its entirety.** Notwithstanding the order in which the proposals are set out herein, the Company may put the proposals to the Extraordinary General Meeting in such order as it may determine.

The full text of the resolutions to be voted on is as follows:

Proposal No. 1 — Extension Amendment Proposal

"RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company, as amended by special resolution adopted on October 21, 2024, be further amended by the deletion of the current Article 186(a) in its entirety and the insertion of the following language in its place:

In the event that:

(a) the Company does not consummate a Business Combination within 24 months from the consummation of the IPO (the "Deadline Date") or such later date as approved by a resolution of the board of directors of the Company, at the request of the Sponsor, to extend the Deadline Date to consummate a Business Combination up to fifteen (15) times, each by an additional one (1) month, for a total of up to fifteen (15) months from the Deadline Date to complete a Business Combination, subject to the Sponsor depositing additional funds into the Trust Account as set out in the investment management trust agreement dated 21 October 2024 by and between (1) the Company and (2) Continental Stock Transfer & Trust Company (as amended) or such later time as the Members may approve by Special Resolution in accordance with these Articles, or"

Proposal No.2 — Withdrawal Amendment Proposal

"RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company, as amended by special resolution adopted on October 21, 2024, be further amended by the deletion of "US$100,000" in line 5 of Article 186 (b) (ii) and the insertion of "US$25,000".

Proposal No. 3 — Trust Agreement Amendment Proposal

"RESOLVED, as a special resolution, that the Trust Agreement be amended (i) to allow the Company to extend the date on which the Trustee must liquidate the trust account established by the Company in connection with the IPO (the "trust account") if the Company has not completed its initial business combination by the Deadline Date, or extended such date on a monthly basis up to fifteen times until the Extended Date by depositing $50,000 into the trust account for each one-month extension two (2) days prior to such Extension, and (ii) to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000."

Proposal No. 4 — Director Election Proposal

"RESOLVED, as an ordinary resolution, that Stuart Kovensky and Meltem Demirors each be appointed as a Class II director on the Company's board of directors to serve until the 2029 annual general meeting of the Company, until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal."

Proposal No. 5 — Auditor Ratification Proposal

"RESOLVED, as an ordinary resolution, that the appointment of Fruci & Associates II, PLLC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025 be ratified, approved and confirmed in all respects."

Proposal No. 6 — Adjournment Proposal

> "RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later time, date and place to be determined by the chairman of the Extraordinary General Meeting be and is hereby authorized and approved."

Approval of the Extension Amendment Proposal requires a special resolution under Cayman Islands law and our existing amended and restated memorandum and articles of association (the "Articles"), being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company ("Class A Ordinary Shares") and the Class B Ordinary Shares (together with the Class A Ordinary Shares, the "Ordinary Shares") who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

Approval of the Withdrawal Amendment Proposal requires a special resolution under Cayman Islands law and our Articles being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting

Approval of the Trust Agreement Amendment Proposal requires a special resolution under Cayman Islands law and the Trust Agreement, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law and our Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Approval of the Auditor Ratification Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.

Only shareholders of record of the Company as of the close of business on September 10, 2026, are entitled to notice of, and to vote at, the Extraordinary General Meeting or any adjournment or postponement thereof. Each Ordinary Share entitles the holder thereof to one vote. On the record date, there were 29,868,214 Ordinary Shares issued and outstanding, including 23,707,500 Class A Ordinary Shares and 6,160,714 Class B Ordinary Shares. The Company's warrants do not have voting rights in connection with the proposals.

Enclosed is the Proxy Statement containing detailed information about the Extraordinary General Meeting, the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal, the Auditor Ratification Proposal and the Adjournment Proposal.

Whether or not you plan to attend the Extraordinary General Meeting, the Company urges you to read this material carefully and vote your shares.

YOUR VOTE IS IMPORTANT. Proxy voting permits shareholders unable to attend the Extraordinary General Meeting in person to vote their shares through a proxy. By appointing a proxy, your shares will be represented and voted in accordance with your instructions. You can vote your shares by completing, signing,

dating and returning your proxy card. Proxy cards that are signed and returned but do not include voting instructions will be voted by the proxy as recommended by our board of directors. You can change your voting instructions or revoke your proxy at any time prior to the Extraordinary General Meeting by following the instructions included in this proxy statement and on the proxy card. If you hold your Ordinary Shares in "street name" through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that the shares you beneficially own are represented and voted at the Extraordinary General Meeting. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, you will need to obtain a legal proxy from your bank, broker or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Extraordinary General Meeting.

Whether or not you plan to attend the Extraordinary General Meeting, it is strongly recommended that you complete, sign, date and return your proxy card before the Extraordinary General Meeting date to ensure that your shares will be represented and voted at the Extraordinary General Meeting. You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares. If you have any questions or need assistance voting your Ordinary Shares, please contact Advantage Proxy, Inc., our proxy solicitor, by calling 866-894-0536 (toll-free), or by emailing Ksmith@advantageproxy.com.

By Order of our Board of Directors,

/s/ Robert Kauffman

Robert Kauffman
Chairman and Chief Executive Officer
September 21, 2026

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD PUBLIC SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC RIGHTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT BY 5:00 P.M. EASTERN TIME ON OCTOBER 1, 2026, THE DATE THAT IS TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE EXTRAORDINARY GENERAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, INCLUDING THE LEGAL NAME, PHONE NUMBER, AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, AND (3) DELIVER YOUR PUBLIC SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON OCTOBER 5, 2026

This Notice of Extraordinary General Meeting and Proxy Statement, our Annual Report on Form 10-K for the period ended December 31, 2025 and our Quarterly Reports on Form 10-Q for the period ended March 31, 2026, and the period ended June 30, 2026 are available at *https://www.cstproxy.com/aldelfinancialii/2026*.

TABLE OF CONTENTS

ALDEL FINANCIAL II INC.
PROXY STATEMENT
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS IN LIEU ANNUAL GENERAL MEETING
To Be Held at 10:00 a.m. Eastern Time on Monday, October 5, 2026

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors (the "Board") for use at the extraordinary general meeting of shareholders in lieu of annual meeting of Aldel Financial II Inc., a Cayman Islands exempted company (the "Company," "ALDF," "we," "us" or "our"), and any postponements or adjournments thereof (the "Extraordinary General Meeting"). The Extraordinary General Meeting will be held on Monday, October 5, 2026 at 10:00 a.m. Eastern Time, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2026*. Shareholders are encouraged to observe the meeting virtually.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains "forward-looking statements" for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our directors' or executive officers' expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "shall," "should," "will," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements herein may include, for example, statements about:

- our ability to select an appropriate target business or businesses;
- our ability to consummate our initial business combination;
- our expectations around the performance of a prospective target business or businesses;
- our success in retaining or recruiting, or changes required in, our executive officers, key employees or directors following our initial business combination;
- our directors and executive officers allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;
- our potential ability to obtain additional financing to consummate our initial business combination;
- our pool of prospective target businesses;
- the ability of our directors and executive officers to generate a number of potential business combination opportunities;
- the use of proceeds not held in the Trust Account or available to us from interest income on the Trust Account balance;
- the Trust Account not being subject to claims of third parties; or
- our financial performance.

Additional information on these and other factors that may cause actual results and the Company's performance to differ materially is included in the Company's periodic reports filed with the Securities and Exchange Commission (the "SEC"), including but not limited to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including those factors described under the heading "Risk Factors" therein, and subsequent Quarterly Reports on Form 10-Q. Copies of the Company's filings with the SEC are available publicly on the SEC's website at www.sec.gov or may be obtained by contacting the Company. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR EXTRAORDINARY GENERAL MEETING

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Extraordinary General Meeting for the Extraordinary General Meeting to be properly held under our Articles (defined below) and the Companies Act (as amended) of the Cayman Islands (the "Companies Act"). The presence, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, of the holders of a simple majority of the issued and outstanding Ordinary Shares (defined below) entitled to vote at the Extraordinary General Meeting constitutes a quorum. Proxies that are signed and dated but marked "abstain" and proxies relating to "street name" shares that are returned to us but marked by brokers as "not voted" (so-called "broker non-votes") will be treated as shares present for purposes of determining the presence of a quorum. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on "non-routine" matters, such as the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal, the Auditor Ratification Proposal and the Adjournment Proposal (defined below).

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Hassan Baqar has been designated as the proxy by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described below. If any matters not described in this proxy statement are properly presented at the Extraordinary General Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Extraordinary General Meeting is adjourned, the proxy holders can vote the shares on the new Extraordinary General Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Who will solicit and pay the cost of soliciting proxies for the Extraordinary General Meeting?

Our board of directors is soliciting proxies for use at the Extraordinary General Meeting. All costs associated with this solicitation will be borne directly by the Company. We have engaged Advantage Proxy, Inc. ("Advantage Proxy") to assist in the solicitation of proxies for the Extraordinary General Meeting. We have agreed to pay Advantage Proxy a fee of $7,000, plus disbursements, and will reimburse Advantage Proxy for its reasonable out-of-pocket expenses and indemnify Advantage Proxy against certain losses, damages, expenses, liabilities or claims. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of the Class A ordinary shares, par value $0.0001 per share, of the Company ("Class A Ordinary Shares") for their expenses in forwarding soliciting materials to beneficial owners of Class A Ordinary Shares and in obtaining voting instructions from those owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

What matters am I voting on?

Holders of Class A Ordinary Shares and holders of Class B ordinary shares, par value $0.0001 per share (the "founder shares" or "Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares") will be voting on the following proposals.

1. **Extension Amendment Proposal**. To amend (the "Extension Amendment"), as a special resolution, the Company's Amended and Restated Memorandum and Articles of Association to allow the Company to extend the date by which the Company must consummate a business combination from

October 23, 2026 (the "Deadline Date") (the date that is 24 months from the closing date of the Company's initial public offering of units (the "IPO")) on a monthly basis up to fifteen times (each, an "Extension") until January 23, 2028 (the "Extended Date") (the "Extension Amendment Proposal") in accordance with the terms set forth in the Investment Management Trust Agreement, dated October 21, 2024, by and between the Company and Continental Stock Transfer and Company (the "Trustee"), as amended.

2. **Withdrawal Amendment Proposal**. To amend (the "Withdrawal Amendment"), as a special resolution, Article 186 (b) (ii) of the Company's Amended and Restated Memorandum and Articles of Association to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000.

3. **Trust Agreement Amendment Proposal**. To amend (the "Trust Amendment"), as a special resolution, the Trust Agreement (ii) to allow the Company to extend the date on which the Trustee must liquidate the trust account established by the Company in connection with the IPO (the "trust account") if the Company has not completed its initial business combination by the Deadline Date, or extended such date on a monthly basis up to fifteen times until the Extended Date by depositing $50,000 (the "Extension Payment") into the trust account for each one-month extension two (2) days prior to such Extension, and (ii) to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000.

4. **Director Election Proposal**. To appoint Stuart Kovensky and Meltem Demirors as Class II directors on the Company's board of directors to serve until the 2029 annual general meeting, until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

5. **Auditor Ratification Proposal**. To ratify the appointment of Fruci & Associates II, PLLC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2025.

6. **Adjournment Proposal**. To approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal or the Auditor Ratification Proposal (the "Adjournment Proposal"), which will only be presented at the Extraordinary General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Extraordinary General Meeting.

Are the proposals conditioned on one another?

Approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal and the Withdrawal Amendment Proposal are conditions to the adoption and implementation of the Extension Amendment, the Withdrawal Amendment, the Trust Agreement Amendment and the Extension.

If the Extension Amendment Proposal, the Trust Agreement Amendment Proposal and the Withdrawal Amendment Proposal are approved and one or more ALDF shareholders elect to redeem their public shares, ALDF will remove from the trust account and deliver to the holders of such redeemed public shares an amount equal to the pro rata portion of funds available in the trust account with respect to such redeemed public shares, as described in more detail in this Proxy Statement, and will retain the remainder of the funds in the trust account for ALDF's use in connection with consummating a Business Combination on or before the expiration of the Extended Date.

If the Extension Amendment Proposal, the Withdrawal Amendment Proposal, and the Trust Agreement Amendment Proposal are not approved and a Business Combination is not consummated by the Deadline

Date, or such later date that may be approved by ALDF shareholders, ALDF shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes and to cover liquidation and dissolution expenses, divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, BTIG, LLC and all of ALDF's directors and officers (the "*initial shareholders*") have waived their rights to participate in any liquidating distribution with respect to the founder shares and private units held by them. There will be no distribution from the trust account with respect to ALDF's warrants, which will expire worthless in the event ALDF dissolves and liquidates the Trust Account.

The Director Election Proposal, the Auditor Ratification Proposal and the Adjournment Proposal are not conditional on the approval of the Extension Amendment Proposal, the Trust Agreement Amendment Proposal or the Withdrawal Amendment Proposal.

Why is ALDF proposing the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal and the Adjournment Proposal?

The Articles provide for the return of the IPO proceeds held in the trust account to the holders of public shares sold in the IPO if there is no qualifying Business Combination consummated on or before the Deadline Date. The purpose of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, and, if necessary, the Adjournment Proposal, is to allow ALDF additional time to identify and complete a Business Combination. The Board has determined that it is in the best interests of ALDF to seek an extension of the Deadline Date and have ALDF shareholders approve the Extension Amendment Proposal, the Withdrawal Amendment Proposal, and the Trust Agreement Amendment Proposal to allow additional time to consummate the Business Combination. Additionally, the purpose of the Extension Amendment Proposal is to simultaneously (i) provide those ALDF shareholders who do not wish to extend the Deadline Date with the opportunity to exercise their redemption rights earlier than they would if ALDF liquidated on the Deadline Date and (ii) allow those ALDF shareholders who wish for ALDF to continue to consummate the Business Combination to remain shareholders. Currently, the Company has until the Deadline Date, or October 23, 2026, to consummate a Business Combination.

The Board has determined that it is in the best interests of ALDF to seek an extension of the Deadline Date and have ALDF shareholders approve the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal to allow for additional time to consummate the Business Combination. The Board believes that the current Deadline Date will not provide sufficient time to identify and complete a Business Combination. However, even if the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved and the Extension Amendment, the Withdrawal Amendment, the Trust Agreement Amendment and the Extensions are implemented, there is no assurance that ALDF will be able to consummate the Business Combination by the Extended Date given the actions that must occur prior to closing of a Business Combination.

You are not being asked to vote on a Business Combination at this time. If the Extension Amendment Proposal, the Trust Agreement Amendment Proposal and the Withdrawal Amendment Proposal are approved and the Extension Amendment, the Withdrawal Amendment and the Trust Agreement Amendment and Extension are implemented and you do not elect to redeem all your public shares, you will retain the right to vote on any such Business Combination when and if it is submitted to shareholders (provided that you are a shareholder on the applicable record date) and the right to redeem your remaining public shares for cash in the event a Business Combination is approved and completed or in the event we have not consummated a Business Combination by the Extended Date, January 23, 2028. There is no guarantee that we will be able to complete the Business Combination before the expiration of the Extended Date, January 23, 2028.

Why should I vote "FOR" the Extension Amendment Proposal?

ALDF is proposing the Extension Amendment Proposal to give the Company the right to extend the time available to complete a business combination from October 23, 2026 to January 23, 2028. The Board believes that the current Deadline Date will not provide sufficient time to complete a Business Combination. However, even if the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved and the Extension Amendment, the Trust Agreement Amendment and the Extension are implemented, there is no assurance that ALDF will be able to consummate a Business Combination by the Extended Date, given the actions that must occur prior to closing of a Business Combination.

If the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved, we may, by resolution of the Board, avail ourselves of fifteen (15) additional one-month extension periods to identify and consummate a Business Combination, subject to the Sponsor or its affiliates or designees, upon five days' advance notice prior to the applicable Business Combination deadline, depositing into the Trust Account for each such one-month extension, on or prior to the date of the applicable Business Combination deadline, $50,000 per one-month extension. In the event that our Board elects to extend the time to complete a Business Combination, pay the Extension Payment, and deposit the Extension Payment into the Trust Account, the Sponsor will receive a non-interest bearing, unsecured promissory note equal to the amount of the Extension Payment, which amount will not be repaid in the event that we are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Our Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for us to complete our Business Combination. To the extent that some, but not all, of our Sponsor's affiliates or designees, decide to extend the period of time to consummate our Business Combination, such affiliates or designees may deposit the entire amount required. If we are unable to consummate our Business Combination within such time period, we will, as promptly as possible but not more than 10 business days thereafter, redeem 100% of our Public Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes and cover any liquidation and dissolution expenses, and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public shareholders. In the event of our dissolution and liquidation, warrants will expire and be worthless.

The Board recommends that you vote in favor of the Extension Amendment Proposal.

Why should I vote "FOR" the Withdrawal Amendment Proposal?

In connection with the Trust Agreement Amendment Proposal, ALDF is proposing to amend Section 1(i) of the existing Trust Agreement to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000. If this reduction in the amount available to dissolution expenses is implemented, ALDF will fund any costs and expenses associated with its dissolution and liquidation beyond the $25,000 limit from sources outside the trust account, to the extent such funds are available. However, the Articles currently provide that ALDF is entitled to withdraw the sum of US$100,000 from the trust account to cover liquidation and dissolution expenses. Accordingly, to ensure that the Articles are consistent with the proposed changes to the existing Trust Agreement, it is necessary to amend Article 186 (b) (ii) of the Articles to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000.

The Board recommends that you vote in favor of the Withdrawal mendment Proposal.

Why should I vote "FOR" the Trust Agreement Amendment Proposal?

ALDF is proposing the Trust Agreement Amendment Proposal to allow the Company to extend the Deadline Date up to fifteen (15) times for an additional one (1) month each time from the Deadline Date up to the Extended Date January 23, 2028 by providing five days' advance notice to the Trustee prior to the applicable Deadline Date or Extended Date. However, even if the Extension Amendment Proposal and the Trust Agreement Amendment Proposal are approved and the Extension Amendment, the Trust Agreement

Amendment and the Extensions are implemented, there is no assurance that ALDF will be able to consummate a Business Combination by the Extended Date, given the actions that must occur prior to closing of a Business Combination.

Is ALDF also proposing to change the amount it may withdraw from the Trust Account to pay dissolution expenses?

Yes. In connection with the Trust Agreement Amendment Proposal, ALDF is also proposing to amend Section 1(i) of the Existing Trust Agreement, and a corresponding provision of the Articles to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000. If this reduction in the amount available to dissolution expenses is implemented, ALDF will fund any costs and expenses associated with its dissolution and liquidation beyond the $25,000 limit from sources outside the trust account, to the extent such funds are available.

The Board recommends that you vote in favor of the Trust Agreement Amendment Proposal.

When and where will the Extraordinary General Meeting be held?

The Extraordinary General Meeting will be held at 10:00 a.m. Eastern Time, on October 5, 2026, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via live webcast online at *https://www.cstproxy.com/aldelfinancialii/2026*, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned. Shareholders are encouraged to observe the meeting virtually. The virtual meeting format allows attendance from any location in the world. You can attend the meeting, vote, and submit questions via live audio webcast by visiting *https://www.cstproxy.com/aldelfinancialii/2026* and entering the control number found on your proxy card. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares.

How does our board of directors recommend that I vote on these proposals?

Our board of directors recommends a vote:

- "FOR" the appointment of Stuart Kovensky and Meltem Demirors as Class II directors;
- "FOR" the ratification of the appointment of Fruci & Associates II, PLLC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2025; and
- "FOR" the Adjournment Proposal, if presented.

Who is entitled to vote?

Holders of our Ordinary Shares as of the close of business on September 10, 2026, the record date, are entitled to vote at the Extraordinary General Meeting. As of the record date, there were 29,868,214 Ordinary Shares issued and outstanding, consisting of 23,707,500 Class A Ordinary Shares and 6,160,714 Class B Ordinary Shares. In deciding all matters at the Extraordinary General Meeting, each shareholder will be entitled to one vote for each Ordinary Share held by them on the record date. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of our shareholders at the Extraordinary General Meeting. We do not have cumulative voting rights for the election of directors.

Registered Shareholders. If our shares are registered directly in your name with our transfer agent, Continental, you are considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the Extraordinary General Meeting.

Street Name Shareholders. If our shares are held on your behalf in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares held in "street name," and your broker or nominee is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee as to how to vote your shares. However, since a beneficial owner is not the shareholder of record, you may not vote your Ordinary Shares at the Extraordinary General Meeting unless you follow your broker's procedures for obtaining a legal proxy. Throughout this proxy, we refer to shareholders who hold their shares through a broker, bank or other nominee as "beneficial owners" or "street name shareholders."

How do I vote?

Registered Shareholders. If you are a holder of record of Ordinary Shares on the record date for the Extraordinary General Meeting, you may vote in person at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting.

Voting by Proxy. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. By signing, dating and returning the proxy card, you are authorizing the individual(s) named on the proxy card to vote your shares at the Extraordinary General Meeting in the manner you indicate. You are encouraged to complete, sign, date and return the proxy card even if you plan to attend the Extraordinary General Meeting so that your shares will be represented and voted if you are unable to attend the Extraordinary General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please complete, sign, date and return all proxy cards to ensure that all of your shares are voted. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card and do not vote in person or by proxy at the Extraordinary General Meeting, your shares (i) will not be counted for the purposes of determining whether a quorum is present at the Extraordinary General Meeting or whether the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal, the Auditor Ratification Proposal or Adjournment Proposal (as the case may be) is approved by the requisite votes.

Voting in Person. If you attend the Extraordinary General Meeting and plan to vote in person at the offices of the Company, you will be provided with a ballot at the Extraordinary General Meeting.

Voting Electronically. You may attend and vote at the Extraordinary General Meeting by visiting *https://www.cstproxy.com/aldelfinancialii/2026* and entering the control number found on your proxy card.

Street name shareholders. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, obtain a legal proxy from your broker, bank or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Extraordinary General Meeting. Street name shareholders should contact their bank, broker or nominee for instructions regarding obtaining a legal proxy.

How do I attend the Extraordinary General Meeting via live audio webcast?

If you are a registered shareholder, you will receive a proxy card which contains instructions on how to attend the Extraordinary General Meeting via live audio webcast including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the Extraordinary General Meeting starting September 28, 2026 at 9:00 a.m., Eastern Time (five business days prior to the meeting date) by *https://www.cstproxy.com/aldelfinancialii/2026* and entering your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box during the Extraordinary General

Meeting. At the start of the Extraordinary General Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Extraordinary General Meeting.

If you hold your shares in "street name," which means your shares are held of record by a bank, broker or nominee, you will need to contact Continental to receive a control number. If you plan to vote at the Extraordinary General Meeting, you will need to have a legal proxy from your bank, broker or other nominee or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. In either case, you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number. Street name shareholders should contact their bank, broker or nominee for instructions regarding obtaining a legal proxy.

If you do not have access to Internet, you can listen only to the meeting by dialing +1 800-450-7155 (toll-free) (or +1 857-999-9155 (standard rates apply) if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the conference ID number: 5758246#. Please note that you will not be able to vote or ask questions at the Extraordinary General Meeting if you choose to participate telephonically.

A separate conference line to allow participants to communicate with each other during the Extraordinary General Meeting will also be made available.

What happens if the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are not approved?

If there are insufficient votes to approve the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal, ALDF may put the Adjournment Proposal to a vote in order to seek additional time to obtain sufficient votes in support of the Extensions.

If the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are not approved and the Business Combination is not consummated by the Deadline Date, or such later date that may be approved by ALDF shareholders, ALDF shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes and up to $100,000 to cover any liquidation and dissolution expenses, divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, BTIG, LLC and the officers, directors and the initial shareholders of ALDF waived their rights to participate in any liquidation distribution with respect to the founder shares and private units held by them. There will be no distribution from the trust account with respect to ALDF's warrants, which will expire worthless in the event ALDF dissolves and liquidates the Trust Account.

If the Extension Amendment Proposal and the Withdrawal Amendment Proposal are approved, what happens next?

If the Extension Amendment Proposal and the Withdrawal Amendment Proposal are approved, then the amendment to ALDF's Articles in substantially the form that appears in Annex A hereto will be adopted with immediate effect and ALDF will proceed to file the amendment to the Articles, together with other necessary documents, with the Cayman Islands Registrar of Companies and will continue its efforts to consummate the Business Combination on or before the Extended Date, January 23, 2028.

If the Extension Amendment Proposal and the Withdrawal Amendment Proposal are approved and the Extension is implemented, the removal from the trust account of the amount equal to the pro rata

portion of funds available in the trust account with respect to such redeemed public shares will reduce the amount remaining in the trust account and increase the percentage interest of ALDF held by ALDF's officers, directors, the Sponsor and its affiliates.

Even if the Extension Amendment Proposal and the Withdrawal Amendment Proposal are approved, ALDF may nevertheless choose to liquidate the Company on the Deadline Date.

If the Trust Agreement Amendment Proposal is approved, what happens next?

If the Trust Agreement Amendment Proposal, the Extension Amendment Proposal and the Withdrawal Amendment Proposal are approved, then ALDF will amend its Trust Agreement in substantially the form that appears in Annex B hereto and will continue its efforts to consummate the Business Combination on or before the Extended Date, January 23, 2028.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely instructions?

Brokerage firms and other intermediaries holding our shares in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely instructions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Fruci & Associates II, PLLC. Your broker will not have discretion to vote on the appointment of Stuart Kovensky and Meltem Demirors as Class II directors or the Adjournment Proposal, which are each "non-routine" matters, absent direction from you.

How many votes are needed for approval of each proposal?

- *Proposal No. 1 — Extension Amendment Proposal*: Approval of the Extension Amendment Proposal requires a special resolution under Cayman Islands law and the Articles, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
- *Proposal No. 2 — Withdrawal Amendment Proposal*: Approval of the Withdrawal Amendment Proposal requires a special resolution under Cayman Islands law and the Articles, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
- *Proposal No. 3 — Trust Agreement Amendment Proposal*: Approval of the Trust Agreement Amendment Proposal requires a special resolution under Cayman Islands law and the Trust Agreement, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
- *Proposal No. 4 — Director Election Proposal*: The election of the Class I director must be approved by an ordinary resolution under Cayman Islands law and our amended and restated articles of association (the "Articles"), being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.
- *Proposal No. 5 — Auditor Ratification Proposal*: The ratification of the appointment of Fruci & Associates II, PLLC requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting. Brokers are entitled to vote on this proposal, and therefore broker non-votes are not expected to exist and will have no effect on the outcome of this proposal.

- *Proposal No. 6 — Adjournment Proposal*: The approval of the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal and/or the Auditor Ratification Proposal, which will only be presented at the Extraordinary General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Extraordinary General Meeting, requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual meeting.

What if I want to vote against or don't want to vote for any of the proposals?

If you do not want any of the proposals to be approved, you should vote against such proposal. A shareholder's failure to vote by proxy or to vote in person at the Extraordinary General Meeting will not be counted towards the number of Ordinary Shares required to validly establish a quorum. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

How do the Company's insiders intend to vote their shares?

The initial shareholders of the Company collectively have the right to vote approximately 21.0% of the Company's issued and outstanding Ordinary Shares and are expected to vote all of their shares in favor of each proposal to be voted upon by our shareholders.

What interests do ALDF's Sponsor, directors and officers have in the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal?

ALDF's Sponsor, directors and officers have interests in the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal that may be different from, or in addition to, your interests as a shareholder. These interests include, among others, ownership, directly or indirectly of Founder Shares and Private Placement Units that may become exercisable in the future. See the section entitled "*The Extraordinary General Meeting of Shareholders in lieu of Annual General Meeting — Interests of the Initial Shareholders*" in this Proxy Statement.

Do I have appraisal rights or dissenters' rights if I object to the Extension Amendment Proposal?

No. There are no appraisal rights available to ALDF shareholders in connection with the Extension Amendment Proposal.

How are the funds in the Trust Account currently being held?

The funds in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the "*Investment Company Act*") which invest only in direct U.S. government treasury obligations.

If I am a Public Shareholder, can I exercise redemption rights with respect to my public shares?

Yes. If you are a holder of public shares, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this Proxy Statement. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of proposals. If you wish to exercise your redemption rights, please see the answer to the question: "*How do I exercise my redemption rights?*".

Notwithstanding the foregoing, pursuant to our Articles, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a "*group*" (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the public shares, without the Company's prior written consent. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

If I own public warrants, can I exercise redemption rights with respect to my public rights?

No. The holders of public warrants have no redemption rights with respect to such public warrants.

If I am a unit holder, can I exercise redemption rights with respect to my units?

No. Holders of issued and outstanding units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.

If you hold units registered in your own name, you must deliver the certificate for such units to the Trustee with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the units. See "*How do I exercise my redemption rights?*" below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to the Trustee. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using DTC's DWAC system, a withdrawal of the relevant Units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

How do I exercise my redemption rights?

In connection with the Extension Amendment Proposal and the Withdrawal Amendment Proposal contingent upon the approval and the implementation of the Extension Amendment, the Withdrawal Amendment and the Trust Agreement Amendment and the Extension, ALDF public shareholders may seek to redeem all or a portion of their public shares for a pro rata portion of the funds available in the trust account at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to ALDF to pay its taxes, divided by the number of then-issued and outstanding public shares. Notwithstanding the foregoing, even if the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved, the Board of ALDF may nevertheless choose to liquidate the Company on the Deadline Date.

Pursuant to our Articles, a public shareholder may request to redeem all or a portion of such holder's public shares for cash if the Extension Amendment and the Withdrawal Amendment Proposal are approved and implemented. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i) (a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying Public Shares and Public Rights prior to exercising your redemption rights with respect to the public shares;

(ii) submit a written request to the Trustee including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that ALDF redeem all or a portion of your Public Shares for cash; and

(iii) deliver your share certificates for public shares (if any) along with other applicable redemption forms to the Trustee, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on October 1, 2026 (two business days prior to the scheduled vote at the Extraordinary General Meeting) in order for their public shares to be redeemed. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the Extension Amendment Proposal and the Withdrawal Amendment Proposal. If the Extension Amendment, the Withdrawal Amendment, the Trust Agreement Amendment and the Extension are not approved, the public shares will be returned to the respective holder, broker or bank. ALDF requests that any requests for redemption include the identity as to the beneficial owner making such request, including such beneficial owner's legal name, phone number, and address.

A physical share certificate will not be needed if your shares are delivered to ALDF's transfer agent electronically. In order to obtain a physical share certificate, a shareholder's broker and/or clearing broker, DTC and ALDF's transfer agent will need to act to facilitate the request. It is ALDF's understanding that shareholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because ALDF does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical share certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with ALDF's consent, until a vote is taken with respect to the Extension Amendment, the Trust Agreement Amendment and the Extensions, if any. If you delivered your shares for redemption to the Trustee and decide within the required timeframe not to exercise your redemption rights, you may request that the Trustee return the shares (physically or electronically). Such requests may be made by contacting the Trustee at the phone number or address listed in this Proxy Statement.

ALDF shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in "street name," are required to either tender their certificates to the transfer agent prior to the date set forth in this Proxy Statement, or up to two (2) business days prior to the scheduled vote at the Extraordinary General Meeting, or to deliver their shares to the transfer agent electronically using the DTC's DWAC system, at such shareholder's option. The requirement for physical or electronic delivery prior to the Extraordinary General Meeting ensures that a redeeming shareholder's election to redeem is irrevocable once the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved and the Extension Amendment, the Withdrawal Amendment, the Trust Agreement Amendment and the Extension are effected.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge a tendering broker a fee and it is in the broker's discretion whether or not to pass this cost on to the redeeming shareholder. However, this fee would be incurred regardless of whether or not shareholders seeking to exercise redemption rights are required to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.

Can I change my vote after I have mailed my signed proxy card?

Yes. Shareholders may send a later-dated, signed proxy card to the Company's board of directors at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, so that it is received prior to the vote at the Extraordinary General Meeting (which is scheduled to take place on October 5, 2026). Shareholders also may revoke their proxy by sending a notice of revocation to the Company's board of directors, which must be received prior to the vote at the Extraordinary General Meeting. Shareholders may also attend the Extraordinary General Meeting in person, revoke their proxy and vote. However, if your shares are held in "street name" by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

How are votes counted?

Voting on all resolutions at the Extraordinary General Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of shares registered in each shareholder's name which are voted, with each Ordinary Share carrying one vote.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "FOR" and "AGAINST" votes, abstentions and broker non-votes for each of the proposals. At the Extraordinary General Meeting, only those votes which are actually cast, either "FOR" or "AGAINST" the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal, the Auditor Ratification Proposal or the Adjournment Proposal, will be counted for the purposes of determining whether the relevant proposal is approved, and any Ordinary Shares which are not voted at the Extraordinary General Meeting will have no effect on the outcome of such votes. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

Where will I be able to find the voting results of the Extraordinary General Meeting?

We will announce preliminary voting results at the Extraordinary General Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Extraordinary General Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Extraordinary General Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to such Current Report on Form 8-K as soon as they become available.

Are there any appraisal or similar rights for dissenting shareholders?

Neither the Companies Act nor our Articles provide for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at the Extraordinary General Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards, if your shares are registered in more than one name or are registered in different accounts. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

What is the deadline to propose actions for consideration at next year's annual general meeting or to nominate individuals to serve as directors?

Our Articles provide for advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be properly brought before an annual general meeting, a shareholder will have to comply with advance notice requirements. Generally, to be timely, a shareholder notice must be received at our principal executive offices not less than 120 calendar days prior to the date of our proxy statement released to shareholders in connection with the prior year's annual general meeting or, if we did not hold an annual general meeting the previous year, or if the date of the current year's annual general meeting has been changed by more than 30 days from the date of the previous year's annual general meeting, then the deadline shall be set by the board of directors with such deadline being a reasonable time before we begin to print and send our related proxy materials. Any shareholder proposal to be submitted at the 2027 annual general meeting will not be considered timely unless notice is received not later than close of business on June 7, 2027.

Who can help answer my questions?

If you have questions about the Extraordinary General Meeting or the proposals, or if you need additional copies of the proxy statement, our Annual Report (defined below) or the enclosed proxy card you should contact:

Aldel Financial II Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL, 60143
Attn: Daniel Lin
Telephone: (847) 791 6817
Attn: Hassan Baqar

You may also contact the Company's proxy solicitor at:

Advantage Proxy, Inc.
PO Box 10904
Yakima, WA 98909
Telephone: 866-894-0536 (toll-free)
Email: Ksmith@advantageproxy.com

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS IN LIEU OF ANNUAL GENERAL MEETING

Date, Time, Place and Purpose of the Extraordinary General Meeting

The Extraordinary General Meeting will be held on Monday, October 5, 2026 at 10:00 a.m., Eastern Time, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2026*, to consider and vote upon the proposals to be put to the Extraordinary General Meeting. Shareholders are encouraged to observe the meeting virtually.

At the Extraordinary General Meeting, the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares will be asked to consider and vote upon the following proposals.

1. **Extension Amendment Proposal**. To amend (the "Extension Amendment"), as special resolution, the Company's Amended and Restated Memorandum and Articles of Association to allow the Company to extend the date by which the Company must consummate a business combination (the "Extension") from October 23, 2026 (the date that is 24 months from the closing date of the Company's initial public offering of units (the "IPO")) on a monthly basis up to fifteen times until January 23, 2028 (the "Extended Date") (the "Extension Amendment Proposal") in accordance with the terms set forth in the Investment Management Trust Agreement, dated October 21, 2024, by and between the Company and Continental Stock Transfer and Company, as amended.

2. **Withdrawal Amendment Proposal**. To amend (the "Withdrawal Amendment"), as special resolution, the Company's Amended and Restated Memorandum and Articles of Association to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000 (the Withdrawal Amendment Proposal").

3. **Trust Agreement Amendment Proposal**. To amend (the "Trust Amendment"), as a special resolution, the Trust Agreement (i) to allow the Company to extend the date on which the Trustee must liquidate the trust account established by the Company in connection with the IPO (the "trust account") if the Company has not completed its initial business combination by the Deadline Date, or extended such date on a monthly basis up to fifteen times until the Extended Date by depositing $50,000 (the "Extension Payment") into the trust account for each one-month extension from the Deadline Date to the Extended Date, and (ii) to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000.

4. **Director Election Proposal**: To appoint Stuart Kovensky and Meltem Demirors as Class II directors on the Company's board of directors to serve until the 2029 annual general meeting, until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

5. **Auditor Ratification Proposal**: To ratify the appointment of Fruci & Associates II, PLLC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2025.

6. **Adjournment Proposal**: To approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal or the Auditor Ratification Proposal (the "Adjournment Proposal"), which will only be presented at the Extraordinary General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Extraordinary General Meeting.

Voting Power; Record Date

Only shareholders of record of the Company as of the close of business on 10 , 2026, the "record date", are entitled to notice of, and to vote at, the Extraordinary General Meeting or any adjournment or postponement thereof. Each Ordinary Share entitles the holder thereof to one vote. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 29,868,214 Ordinary Shares issued and outstanding, including 23,707,500 Class A Ordinary Shares and 6,160,714 Class B Ordinary Shares. The Company's warrants do not have voting rights in connection with the proposals.

Quorum and Vote of Shareholders

A quorum is the minimum number of shares required to be present at the Extraordinary General Meeting for the Extraordinary General Meeting to be properly held under our Articles and the Companies Act. The presence, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, of the holders of one third of the issued and outstanding Ordinary Shares entitled to vote at the Extraordinary General Meeting constitutes a quorum. Proxies that are marked "abstain" and proxies relating to "street name" shares that are returned to us but marked by brokers as "not voted" (so-called "broker non-votes") will be treated as shares present for purposes of determining the presence of a quorum. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on "non-routine" matters, such as the appointment of Stuart Kovensky and Meltem Demirors as Class II directors and the Adjournment Proposal.

Votes Required

- *Proposal No. 1 — Extension Amendment Proposal*: Approval of the Extension Amendment Proposal requires a special resolution under Cayman Islands law and the Articles, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
- *Proposal No. 2 — Withdrawal Amendment Proposal*: Approval of the Withdrawal Amendment Proposal requires a special resolution under Cayman Islands law and the Articles, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
- *Proposal No. 3 — Trust Agreement Amendment Proposal*: Approval of the Trust Agreement Amendment Proposal requires a special resolution under Cayman Islands law and the Trust Agreement, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
- *Proposal No. 4 — Director Election Proposal*: The election of the Class I director must be approved by an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.
- *Proposal No. 5 — Auditor Ratification Proposal*: The ratification of the appointment of Fruci & Associates II, PLLC requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting. Brokers are entitled to vote on this proposal, and therefore broker non-votes are not expected to exist and will have no effect on the outcome of this proposal.

- *Proposal No. 6 — Adjournment Proposal:* The approval of the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal or the Auditor Ratification Proposal, which will only be presented at the Extraordinary General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Extraordinary General Meeting, requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual meeting.

If you do not want any of the proposals to be approved, you should vote against such proposal. A shareholder's failure to vote by proxy or to vote in person at the Extraordinary General Meeting will not be counted towards the number of Ordinary Shares required to validly establish a quorum. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

Voting

Our board of directors is asking for your proxy. By signing, dating and returning the proxy card, you are authorizing the individual(s) named on the proxy card to vote your shares at the Extraordinary General Meeting in the manner you indicate. You may vote for, against or withhold your vote for the proposal or you may abstain from voting. All valid proxies received will be voted, and where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made. If no choice is indicated on the proxy, the shares will be voted "FOR" each of the proposals and as the proxy holders may determine in their discretion with respect to any other matters that may properly come before the Extraordinary General Meeting.

You can vote your Ordinary Shares at the Extraordinary General Meeting in person or by proxy. If you attend the Extraordinary General Meeting and plan to vote in person at the offices of the Company, you will be provided with a ballot at the Extraordinary General Meeting. You may also attend and vote at the Extraordinary General Meeting by visiting *https://www.cstproxy.com/aldelfinancialii/2026* and entering the control number found on your proxy card. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, obtain a legal proxy from your broker, bank or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Extraordinary General Meeting. Street name shareholders should contact their bank, broker or nominee for instructions regarding obtaining a legal proxy.

Proxies that are marked "abstain" and proxies relating to "street name" shares that are returned to us but marked by brokers as "not voted" (so-called "broker non-votes") will be treated as shares present for purposes of determining the presence of a quorum. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on "non-routine" matters, such as the appointment of Stuart Kovensky and Meltem Demirors as Class II directors and the Adjournment Proposal.

Shareholders who have questions or need assistance in completing or submitting their proxy cards should contact our proxy solicitor, Advantage Proxy, Inc. ("Advantage Proxy"), at 866-894-0536 (toll-free) or by sending a letter to PO Box 10904, Yakima, WA 98909, or by emailing Ksmith@advantageproxy.com.

Revocability of Proxies

Shareholders may send a later-dated, signed proxy card to the Company's board of directors at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, so that it is received prior to the vote at the Extraordinary General Meeting (which is scheduled to take place on October 5, 2026). Shareholders also may revoke their proxy by sending a notice of revocation to the Company's board of directors, which must be received prior to the vote at the Extraordinary General Meeting. However, if your shares are held in "street name" by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Attendance at the Extraordinary General Meeting

The Extraordinary General Meeting will be held at 10:00 a.m. Eastern Time, on Monday, October 5, 2026, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via live webcast online at *https://www.cstproxy.com/aldelfinancialii/2026*. Shareholders are encouraged to observe the meeting virtually. The virtual meeting format allows attendance from any location in the world. You can attend the meeting, vote, and submit questions via live audio webcast by visiting *https://www.cstproxy.com/aldelfinancialii/2026* and entering the control number found on your proxy card. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, obtain a legal proxy from your broker, bank or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Extraordinary General Meeting. Street name shareholders should contact their bank, broker or nominee for instructions regarding obtaining a legal proxy.

Solicitation of Proxies

The Company is soliciting proxies for use at the Extraordinary General Meeting. All costs associated with this solicitation will be borne directly by the Company. We have engaged Advantage Proxy to assist in the solicitation of proxies for the Extraordinary General Meeting. We have agreed to pay Advantage Proxy a fee of $7,000, plus disbursements, and will reimburse Advantage Proxy for its reasonable out-of-pocket expenses and indemnify Advantage Proxy against certain losses, damages, expenses, liabilities or claims. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Class A Ordinary Shares and in obtaining voting instructions from those owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

You may contact Advantage Proxy at:

Advantage Proxy, Inc.
PO Box 10904
Yakima, WA 98909
Telephone: 866-894-0536 (toll-free)
Email: Ksmith@advantageproxy.com

Some banks and brokers have customers who beneficially own Ordinary Shares listed of record in the names of nominees. We intend to request banks and brokers to solicit such customers and will reimburse them for their reasonable out-of-pocket expenses for such solicitations. If any additional solicitation of the holders of our outstanding Ordinary Shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly.

Dissenters' Rights of Appraisal

Neither the Companies Act nor our Articles provide for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at the Extraordinary General Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Redemption Rights

In connection with the Extension Amendment Proposal and the Withdrawal Amendment Proposal and contingent upon the approval and the implementation of the Extension Amendment, the Withdrawal Amendment, the Trust Agreement Amendment and the Extension, ALDF shareholders may seek to redeem all or a portion of their public shares for a pro rata portion of the funds available in the trust account at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to ALDF to pay its taxes, divided by the number of then-outstanding public shares. Notwithstanding the foregoing, even if the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved, the board of directors of ALDF may nevertheless resolve to liquidate the Company on the Deadline Date.

Pursuant to our Articles, a public shareholder may request to redeem all or a portion of such holder's public shares for cash if the Extension Amendment Proposal and the Withdrawal Amendment Proposal are approved. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i) (a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying Public Shares and Public Rights prior to exercising your redemption rights with respect to the public shares;

(ii) submit a written request to the Trustee including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that ALDF redeem all or a portion of your Public Shares for cash; and

(iii) deliver your share certificates for public shares (if any) along with other applicable redemption forms to the Trustee, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on October 1, 2026 (two business days prior to the scheduled vote at the Extraordinary General Meeting) in order for their public shares to be redeemed. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the Extension Amendment Proposal and the Withdrawal Amendment Proposal. If the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal and the Extensions are not approved, the public shares will be returned to the respective holder, broker or bank. ALDF requests that any requests for redemption include the identity as to the beneficial owner making such request, including such beneficial owner's legal name, phone number, and address. A physical share certificate will not be needed if your shares are delivered to ALDF's transfer agent electronically. In order to obtain a physical share certificate, a shareholder's broker and/or clearing broker, DTC and ALDF's transfer agent will need to act to facilitate the request. It is ALDF's understanding that shareholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because ALDF does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical share certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with ALDF's consent, until a vote is taken with respect to the Extension Amendment Proposal, Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal and the Extensions, if any. If you delivered your shares for redemption to the Trustee and decide within the required timeframe not to exercise your redemption rights, you may request that the Trustee return the shares (physically or electronically). Such requests may be made by contacting the Trustee at the phone number or address listed in this Proxy Statement.

ALDF shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in "street name," are required to either tender their certificates to the transfer agent prior to the date set forth in this Proxy Statement, or up to two (2) business days prior to the scheduled vote at the Extraordinary General Meeting, or to deliver their shares to the transfer agent electronically using the

DTC's DWAC system, at such shareholder's option. The requirement for physical or electronic delivery prior to the Extraordinary General Meeting ensures that a redeeming shareholder's election to redeem is irrevocable once the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved and the Extension Amendment, the Withdrawal Amendment, the Trust Agreement Amendment and the Extensions are effected.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge a tendering broker a fee and it is in the broker's discretion whether or not to pass this cost on to the redeeming shareholder. However, this fee would be incurred regardless of whether or not shareholders seeking to exercise redemption rights are required to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.

Other Business

Our board of directors does not know of any other matters to be presented at the Extraordinary General Meeting. If any additional matters are properly presented at the Extraordinary General Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares they represent in accordance with their own judgment on such matters.

Principal Executive Offices

Our principal executive offices are located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143. Our telephone number is (847) 791 6817. Our corporate website address is https://aldelfinancial.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement.

Interests of the Initial Shareholders

In considering the recommendation of the Board to vote in favor of the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal, shareholders should be aware that, aside from their interests as shareholders, the initial shareholders have interests in consummating a Business Combination that are different from, or in addition to, those of other shareholders generally. ALDF's directors are aware of and will consider these interests, among other matters, in evaluating a potential Business Combination, in recommending to shareholders that they approve a Business Combination and in agreeing to vote their shares in favor of a Business Combination. Shareholders should take these interests into account in deciding whether to approve a Business Combination. These interests include, among other things:

- If the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are not approved and a Business Combination is not consummated by the Deadline Date, or such later date that may be approved by ALDF shareholders, ALDF will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding ALDF public shares for cash and, subject to the approval of its remaining shareholders and the Board, dissolving and liquidating. In such event, the 6,160,714 founder shares held by the Sponsor and ALDF's directors and officers, which were acquired for an aggregate purchase price of $25,000 prior to the IPO, or approximately $0.004 per share, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $66,658,925.48 based upon the closing price of $10.82 per share on Nasdaq on September 15, 2026.
- Simultaneously with the closing of the IPO, the Company completed the sale of 477,500 private units to the Sponsor and 230,000 private units to BTIG, LLC at a purchase price of $10.00 per private unit, generating gross proceeds to the Company of $7,075,000. The private units and ordinary shares and warrants underlying them will become worthless if ALDF does not consummate a business combination by the Deadline Date or such later date that may be approved by ALDF shareholders in accordance with the Articles. Such private units had an aggregate market value of $7,711,750 based upon the closing price of $10.90 per share on Nasdaq on September 15, 2026.

- The Sponsor and ALDF's directors and officers paid significantly less for their founder shares than other public shareholders paid for their public shares purchased in the IPO or shares purchased in the open market thereafter. Even if the trading price of the Class A Ordinary Shares were as low as $1.15 per share, the aggregate market value of the founder shares alone (without ascribing value to the private units) would be approximately equal to the initial investment in the Company by the Sponsor and ALDF's officers and directors. As a result, if a Business Combination is completed, the Sponsor, BTIG, LLC, officers and directors are likely to be able to make a substantial profit on their investment in us even at a time when the Class A Ordinary Shares have lost significant value. On the other hand, if the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are not approved and the Company liquidates without completing its Business Combination before the Deadline Date, the Sponsor, officers and directors will lose their entire investment in us.
- Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or by a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.
- The Articles contain a waiver of the corporate opportunity doctrine, and there could have been Business Combination targets that have been appropriate for a combination with ALDF but were not offered due to an ALDF director's duties to another entity. ALDF does not believe that the waiver of the corporate opportunity doctrine in its Articles will interfere with its ability to identify an acquisition target.

Additionally, if the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved and ALDF consummates an initial Business Combination, the officers and directors of ALDF may have additional interests as described in the proxy statement/prospectus for such transaction.

RISK FACTORS

You should consider carefully all of the risks described below as well as in our reports we file with the SEC. Furthermore, if any of the following events occur, our business, financial condition and operating results may be materially adversely affected or we could face liquidation. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described in the aforementioned filings and below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition and operating results or result in our liquidation.

We have received a notification from The Nasdaq Stock Market LLC indicating that we are not in compliance with certain continued listing requirements, and if we are unable to regain compliance, our ordinary shares may be delisted from Nasdaq, which could adversely affect the liquidity and market price of our ordinary shares.

On September 10, 2026, we received a written notification (the "Notification") from The Nasdaq Stock Market LLC ("Nasdaq") advising us that we are not in compliance with the minimum Total Holders requirement set forth in Nasdaq Listing Rule 5450(a)(2), which requires companies listed on The Nasdaq Global Market to maintain a minimum of 400 Total Holders for continued listing. As of the date of such determination, the number of our Total Holders was below the 400 minimum threshold required under all three continued listing standards for The Nasdaq Global Market.

In accordance with the Nasdaq Listing Rules, we have a period of 45 calendar days from the date of the Notification to submit a plan to regain compliance with the minimum Total Holders requirement. If Nasdaq accepts our plan, we may be granted an extension of up to 180 calendar days from the date of the Notification to evidence compliance. In evaluating whether to accept our plan, Nasdaq will consider, among other things, the likelihood that the plan will result in compliance, the Company's past compliance history, the reasons for the Company's current non-compliance, other corporate events that may occur within the review period, the Company's overall financial condition and its public disclosures. If Nasdaq does not accept our compliance plan, we will have the opportunity to appeal that decision to a Hearings Panel.

There can be no assurance that we will be able to regain compliance with the minimum Total Holders requirement, that Nasdaq will accept any compliance plan that we may submit, that any extension of time will be granted, or that any appeal to a Hearings Panel would be successful. If we are unable to regain compliance with Nasdaq's listing requirements within the prescribed timeframe, Nasdaq may initiate proceedings to delist our ordinary shares.

A delisting of our ordinary shares from Nasdaq could materially and adversely affect us by, among other things: (i) reducing the liquidity and market price of our ordinary shares; (ii) reducing the number of investors willing to hold or acquire our ordinary shares, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use a registration statement to offer and sell freely tradeable securities, thereby limiting our ability to access the public capital markets; (iv) impairing our ability to provide equity incentives to our employees, officers and directors; and (v) potentially triggering defaults or other adverse consequences under agreements that contain provisions related to the listing status of our ordinary shares. If our ordinary shares is delisted, it could be eligible for quotation on an over-the-counter market; however, there can be no assurance that our ordinary shares would be quoted on any such market, or that any trading market for our ordinary shares would develop or be maintained.

BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors, which is currently composed of four members. Four of our directors are independent within the meaning of the listing standards of The Nasdaq Stock Market LLC ("Nasdaq").

Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term.

The following table sets forth the names, ages as of September 15, 2026, and certain other information for the Class I director, who is a nominee for election as director at the Extraordinary General Meeting and the Class II and III directors, all of whom are continuing members of our board of directors:

Name	Class	Age	Position	Director Since	Current Term Expiring	Expiration of Term for which Nominated
Directors/Nominees						
Charles E. Nearburg(1)(2)	I	76	Director	2025	2028	—
Stuart Kovensky(1)(2)	II	59	Director	2024	2026	2029
Meltem Demirors(1)(2)	II	39	Director	2024	2026	2029
Jonathan S. Marshall	III	64	Director	2024	2027	—
Robert I. Kauffman	III	63	Director, Chairman and Chief Executive Officer	2024	2027	—

(1) Member of our audit committee

(2) Member of our compensation committee

Nominee for Class I Director

Charles E. Nearburg, has been a director since October 27, 2025. Founding Nearburg Producing Company in 1979, Charles grew it into one of the Top 100 Independent Producers in the U.S., and always operating in an environmentally conscious way, received two Environmental Awards from the Bureau of Land Management. In 2016 – 2017 Nearburg sold the majority of its producing assets to two firms backed by Warburg Pincus and Carnelian Capital. Mr. Nearburg also owns STOL Aviation which is developing a world class "back country" short take-off and landing airplane, and Nearburg Racing which prepares vintage Formula 1 cars for competition. He is also a minority owner and advisory board member of McLaren Racing LTD, a top Formula 1 and Indy Car Team.

In honor of his son, Rett, who lost an 11-year battle with Ewing's at age 21, Mr. Nearburg devotes substantial time and resources in support of Ewing's Sarcoma cancer research and was instrumental in founding the Rett Nearburg International Ewing's Sarcoma Research Symposia, of which six have now been held (www.rett.org). In 2024, he launched the Ewing Sarcoma Institute which is dedicated to radically improving outcomes for Ewing Sarcoma patients by uniting the global community to accelerate collaborative scientific discovery and development of breakthrough treatments (www.ewingsarcoma.org).

A lifelong car racer, his career includes driving a 333SP Ferrari at Le Mans, finishing 4th and 10th overall at the Sebring 12-Hours, and driving the late Walter Payton's Indy Car in the 1997 CART/FedEx Championship. In September 2010 at the Bonneville Salt Flats driving the "Spirit of Rett" streamliner, Mr. Nearburg set a 414 MPH FIA record with a top speed of 422 MPH. This made the "Spirit of Rett" the fastest single engine normally aspirated car in history, as well as the 3rd fastest internal combustion engine car in history. Mr. Nearburg is one of only six people in history to have set a piston engine car record at over 400 MPH. The "Spirit of Rett" was built in the Nearburg Racing shop.

A graduate of Dartmouth College, Mr. Nearburg received AB, BE, and ME degrees at Dartmouth's Thayer School of Engineering, where he has been on the Board of Advisors for 30 years. He is also a Trustee

of University of Texas Southwestern Medical Foundation; the Petersen Automotive Museum in Los Angeles; the Art Center College of Design in Pasadena; and a Life Trustee of the St. Mark's School of Texas in Dallas. He is a past Trustee of the Maryland Institute College of Art in Baltimore; The Hockaday School in Dallas; and the Hood Museum of Art at Dartmouth College.

Continuing Class II Directors

Stuart Kovensky has been a director of the Company since October 21, 2024. Mr. Kovensky is an experienced C-Suite executive, investor and board member with over 25 years of experience in investment management, business development, fund-raising and corporate governance. Since 2023, Mr. Kovensky has served as the Managing Member of Cogent Advisory LLC, a firm he founded and where he focuses on providing corporate advisory and director services. Between January 2006 and December 2022, Mr. Kovensky was the Co-CEO, CIO and member of the board of directors of Onex Credit Partners, a firm that he co-founded in 2006 and was subsequently sold to Onex Corp. Onex Credit Partners is a multi-strategy investor in both public and private non-investment grade credit markets with assets under management in excess of $25 billion. In his role at Onex Credit, Stuart shared responsibility for all aspects of the firms' operations with a focus on investment management and marketing as well as business development, in which capacity he spearheaded key areas of strategic expansion that helped the firm grow significantly, both organically and through strategic acquisitions.

Prior to co-founding Onex Credit Partners, Mr. Kovensky was a Portfolio Manager and Co-Head of the opportunistic credit strategy at John A. Levin and Co. from 2001 – 2005. From 1995 – 2000 he was a Partner and Head of Research at Murray Capital Management. Mr. Kovensky began his career at Chase Manhattan Bank in 1989 where he gained experience in High Yield Finance, Structured Finance and International Trade Finance. Mr. Kovensky recent board experience includes The Guitar Center, Multi-Tech Holdings, Artera Services, At Home Cayman, Inc and CWT Travel Services. He is also an advisory board member of meetperry, inc.

Meltem Demirors has been a director of the Company since October 21, 2024. Since 2024, Ms. Demirors has served as the Managing Partner of Crucible Capital, an investment firm she founded which focuses on the intersection of cryptocurrencies, physical infrastructure, and commodities markets. From 2018 to 2023, Ms. Demirors served as Chief Strategy Officer at CoinShares, a publicly listed European investment company specialising in digital assets, where she oversaw investments to provide institutional investors with thematic, risk-managed exposure to the emerging crypto asset ecosystem and served as managing director of the firm's US operations. From 2015 until 2018, Ms. Demirors led the Development team at Digital Currency Group, one of the largest digital asset investment firms in the world. Previously, Ms. Demirors was a strategy consultant in Deloitte's Oil & Gas practice. She is a frequent contributor to broadcast and print media and is a Program Fellow at the Oxford Saïd Business School where she has been overseeing the Blockchain Strategy Programme since 2017. Ms. Demirors holds a BA in Mathematical Economics from Rice University, and an MBA from the MIT Sloan School of Management. We believe that Ms. Demiror is qualified to serve on our board of directors due to her experience in public companies, financial markets and management skills.

Continuing Class III Directors

Jonathan S. Marshall has been a director of the Company since October 21, 2024. Since June 2018, Mr. Marshall has served as the Executive Director of the Race Team Alliance (RTA), a 501(c)(6) organization that represents the collective interests of the race teams that compete in the NASCAR Cup Series. As Executive Director, he works closely with the leadership of the member race teams with a mandate to advance their collective interests in the sport. He has served in that role since 2018. Prior to the RTA, from November 2013 to April 2018, Mr. Marshall was the Chief Operating Officer and General Counsel of the World Surf League ("WSL") having joined the WSL as its General Counsel before being promoted to COO. In addition to his legal background, Mr. Marshall has a wide range of experience in the fields of media distribution, financing, licensing and sales, mergers and acquisitions and corporate transactions.

Prior to joining WSL, from January 2011 to October 2013, Mr. Marshall was SVP, Business Development & Strategy at USA TODAY Sports Media Group, where he oversaw the operations for USA TODAY High School Sports, sports digital properties and sports analytics. Prior to that, Mr. Marshall was

President of Television at Westwood One. He began his professional career with the law firm, Shearman & Sterling before moving to work in the entertainment practice at Loeb & Loeb, LLP. Mr. Marshall has been a member of the California State Bar since 1988 and is a graduate of the Tulane Law School (J.D.) and the A.B. Freeman School of Business at Tulane University (B.A.). We believe Mr. Marshall is qualified to serve on our board of directors based on his extensive management expertise and legal experience.

Robert I. Kauffman has served a director of the Company since 15 July 2024. Mr. Kauffman has been the Chairman of the board of directors and the Company's Chief Executive Officer since 2 August 2024. Mr. Kauffman was a co-founder, principal and member of the board of directors of Fortress Investment Group LLC from its founding in 1998 until 2012. During his tenure at the firm, Mr. Kauffman served as a member of Fortress's management committee and was responsible for the management of Fortress's European private equity investment operations. While at Fortress Mr. Kauffman was primarily focused on financial services, real estate, distressed debt restructurings, and other asset based businesses. During his career, he has been involved in a wide variety of investment activities, including private fund raising, initial public offerings, primary and secondary public share offerings in multiple jurisdictions, take private transactions, as well as billions of dollars of bank and capital market debt financings and securitizations.

Prior to co-founding Fortress, Mr. Kauffman served as a managing director at UBS, from 1997 to 1998 in its Principal Finance area. Prior to that he was a principal at BlackRock Financial Management Inc., from 1993 to 1997 playing a key role in raising and investing their first Private Equity Fund, BlackRock Asset Investors. Previously, Mr. Kauffman worked at Lehman Brothers from 1986 to 1993 primarily focused on the mortgage and securitization markets both in the US and Europe.

Since his departure from Fortress in 2012, Mr. Kauffman has brought his extensive business experience to a variety of private and public investments, including the IPO of Aldel Financial Inc. and its successful merger with Hagerty Inc (HGTY), the largest specialty insurer of collector cars.

Mr. Kauffman serves on the board of directors of Hagerty Inc, Chairman of the Board of Global Net Lease Realty, a publicly traded REIT, and an advisory board member of McLaren Racing LTD., a leading UK based Formula1 racing team. Mr. Kauffman is the owner of RK Motors, a leading restorer and reseller of classic cars.

Mr. Kauffman is also an investor and advisory board member of Off The Chain Capital, a cryptocurrency focused hedge fund. Mr. Kauffman earned a degree in Business Administration from Northeastern University in 1986.

Director Independence

The Nasdaq listing standards require that a majority of our board of directors be independent. An "independent director" is defined generally as a person other than an executive officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors determined that a majority of our board of directors, consisting of Charles E. Nearburg, Stuart Kovensky, and Meltem Demirors, are "independent directors" as defined in the Nasdaq listing standards. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

Mr. Kauffman is our Chairman and Chief Executive Officer. The decision whether to combine or separate these positions depends on what our board of directors deems to be in the long-term interest of shareholders in light of prevailing circumstances. Our board of directors has deemed the current leadership structure to be appropriate given the Company's limited business purpose of effecting an initial business combination. Our board of directors believes the Company is well served by the current leadership structure. Our board of directors is actively involved in overseeing our risk oversight processes. Our board of directors focuses on our general risk oversight strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to our board of directors include consideration of the challenges and risks of our business, and our board and

management actively engage in discussions on these topics. In addition, each of our board's committees considers risk within its area of responsibility. For example, the audit committee provides oversight to legal and compliance matters and assesses the adequacy of our risk-related internal controls.

Board Meetings and Committees

During the fiscal year ended December 31, 2025, our board of directors held four (4) meetings, the audit committee held four (4) meetings and the compensation committee held one (1) meeting, and the nominating and governance committee held one (1) meeting. During the fiscal year ended December 31, 2025 each of Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg attended at least 75% of the aggregate number of meetings of our board of directors held during the period for which such director was a member of our board of directors, and each of Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg attended at least 75% of the aggregate number of meetings of our audit committee during the period for which such director served on the audit committee.

Although we do not have a formal policy regarding attendance by members of our board of directors at annual general meetings of shareholders, we encourage, but do not require, our directors to attend.

Our board of directors has established an audit committee, a nominating and governance committee and a compensation committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their death, removal, resignation or until as otherwise determined by our board of directors.

Audit Committee

We have established an audit committee of the board of directors. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, each of whom must be independent. Charles Nearburg, Stuart Kovensky, and Meltem Demirors serve as members of our audit committee, and Mr. Kovensky serves as the chairman of the audit committee. Our board of directors determined that each of Charles E. Nearburg, Stuart Kovensky, and Meltem Demirors are independent under the Nasdaq listing standards and applicable SEC rules. Each member of the audit committee is financially literate and our board of directors determined that Stuart Kovensky qualifies as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which is available on our website and details the principal functions of the audit committee, including:

- meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;
- monitoring the independence of the independent registered public accounting firm;
- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
- inquiring and discussing with management our compliance with applicable laws and regulations;
- pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;
- appointing or replacing the independent registered public accounting firm;
- determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

- monitoring compliance on a quarterly basis with the terms of the IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the IPO; and
- reviewing and approving all payments made to our sponsor, namely Aldel Investors II LLC (the Sponsor), directors or executive officers and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee

We have established a compensation committee of our board of directors. The members of our compensation committee are Charles E. Nearburg, Stuart Kovensky, and Meltem Demirors, and Meltem Demirors serves as chair of the compensation committee.

Under the Nasdaq listing standards, we are required to have a compensation committee composed entirely of independent directors. Our board of directors determined that each of Charles E. Nearburg, Stuart Kovensky, and Meltem Demirors are independent. We have adopted a compensation committee charter, which is available on our website and details the principal functions of the compensation committee, including:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;
- reviewing and approving the compensation of all of our other Section 16 officers;
- reviewing our executive compensation policies and plans;
- implementing and administering our incentive compensation equity-based remuneration plans;
- assisting management in complying with our proxy statement and annual report disclosure requirements;
- approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
- producing a report on executive compensation to be included in our annual proxy statement; and
- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We established a nominating and corporate governance committee of the board of directors, the members of which are Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg. Charles E. Nearburg serves as chair of the nominating and corporate governance committee.

We adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

- identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting of shareholders or to fill vacancies on the board of directors;

- developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;
- coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and
- reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm's fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, executive officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Communications with our Board of Directors

Interested parties wishing to communicate with our board of directors or with an individual member or members of our board of directors may do so by writing to our board of directors or to the particular member or members of our board of directors, and mailing the correspondence to Aldel Financial II Inc., 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143. Each communication should set forth (i) the name and address of the shareholder, as it appears on our books, and if the shares are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares that are owned of record by the record holder and beneficially by the beneficial owner. Our management, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the Chairman of our board of directors.

Executive Officer and Director Compensation and Other Interests

None of our directors or executive officers have received any cash compensation for services rendered to the Company. Until consummation of an initial business combination, the Company will pay our Sponsor an aggregate fee of $20,000 per month for office space and secretarial and administrative services. However, this arrangement is solely for the benefit of the Company and is not intended to provide any of our directors or executive officers with compensation in lieu of a salary.

On July 19, 2024, our Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration of 5,750,000 Class B ordinary shares, which we refer to as the founder shares. On August 13, 2024, the Sponsor transferred 690,000 founder shares to our officers, directors, senior advisor, and FG Merchant Partner LP, resulting in the Sponsor holding 5,060,000 founder shares. On September 25, 2024, the Sponsor purchased an additional 410,714 founder shares for $0.004 per share, resulting in our initial shareholders holding an aggregate of 6,160,714 founder shares (5,470,714 of which are held by the Sponsor).

Our audit committee reviews on a quarterly basis all payments that were made by us to our Sponsor, any director or executive officer or their respective affiliates. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities or on our behalf in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors and executive officers who remain with us may be paid consulting or management fees from the combined company. All of these fees will be described, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or executive officers. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-transaction business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that our directors or executive officers maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our directors and executive officers may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management's motivation in identifying or selecting a target business, but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our directors or executive officers that provide for benefits upon termination of employment.

In the event an initial business combination is consummated, we expect the combined company to develop an executive compensation program that is designed to align compensation with the combined company's business objectives and the creation of shareholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. We anticipate that decisions regarding executive compensation would reflect our belief that the executive compensation program must be competitive in order to attract and retain executive officers of the combined company.

Legal Proceedings

None.

Periodic Reporting and Audited Financial Statements

The Company has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, the Company's annual reports contain financial statements audited and reported on by the Company's independent registered public accounting firm. The Company has most recently filed with the SEC its Quarterly Report on Form 10-Q, as amended, covering the period ended June 30, 2026.

PROPOSAL NO. 1 — THE EXTENSION AMENDMENT PROPOSAL

Overview

ALDF is proposing to amend its Articles to give the Company the right to extend the date by which it must consummate its business combination which is currently October 23, 2026 by up to fifteen (15) times for an additional one (1) month each time up to January 23, 2028 (i.e., for a period of time ending up to 39 months after the consummation of its IPO), by depositing into the trust account, for each one-month extension, the Extension Payment. A copy of the proposed amendment to the Amended and Restated Memorandum and Articles of Association of ALDF is attached to this Proxy Statement as part of Annex A.

Reasons for the Extension Amendment Proposal

The Articles currently provide that ALDF has until the Deadline Date, 23 October 2026, to complete an initial Business Combination. ALDF and its officers and directors agreed that they would not seek to amend the Articles to allow for a longer period of time to complete a Business Combination unless ALDF provided holders of its public shares with the right to seek redemption of their public shares in connection therewith. The Board has determined that it is in the best interests of ALDF to seek an extension of the Deadline Date and have ALDF shareholders approve the Extension Amendment Proposal to allow for additional time to consummate a Business Combination. However, even if the Extension Amendment Proposal is approved and the Extension Amendment, the Withdrawal Amendment Proposal, the Trust Agreement Amendment and the Extension are implemented, there is no assurance that ALDF will be able to consummate a Business Combination by the Extended Date, January 23, 2028, given the actions that must occur prior to closing of a Business Combination.

If the Extension Amendment Proposal is approved, we may, by resolution of the Board, at the request of our Sponsor, avail ourselves of fifteen (15) additional one-month extension periods to consummate a Business Combination, subject to the Sponsor or its affiliates or designees, upon five days' advance notice prior to the applicable Business Combination deadline, depositing into the Trust Account for each such one-month extension, on or prior to the date of the applicable Business Combination deadline, the sum of $50,000 per one-month extension. In the event that our Sponsor elects to extend the time to complete a Business Combination, pay the Extension Payment, and deposit the Extension Payment into the Trust Account, the Sponsor will receive a non-interest bearing, unsecured promissory note equal to the amount of the Extension Payment, which amount will not be repaid in the event that we are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Our Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for us to complete our Business Combination. To the extent that some, but not all, of our Sponsor's affiliates or designees, decide to extend the period of time to consummate our Business Combination, such affiliates or designees may deposit the entire amount required. If we are unable to consummate our Business Combination within such time period, we will, as promptly as possible but not more than 10 business days thereafter, redeem 100% of our public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not previously released to us to pay our taxes and to cover liquidation and dissolution expenses, and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public shareholders. In the event of our dissolution and liquidation, the warrants will expire and be worthless.

The Extension Amendment Proposal is essential to allow ALDF additional time to consummate a Business Combination. Approval of the Extension Amendment Proposal is a condition to the implementation of the Extension Amendment and the Extensions. Notwithstanding the foregoing, the board of directors of ALDF may nevertheless resolve to liquidate the Company on the Deadline Date.

If the Extension Amendment Proposal is Not Approved

The approval of the Extension Amendment Proposal is essential to the implementation of our Board's plan to extend the date by which we must consummate a Business Combination. Therefore, our Board will abandon and not implement the Extension Amendment and the Extensions unless our shareholders approve the Extension Amendment Proposal and the other conditions to implementing the Extension Amendment

and Extensions are satisfied or waived. If the Extension Amendment Proposal is not approved and a Business Combination is not consummated by the Deadline Date, or such later date that may be approved by ALDF shareholders, ALDF shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes and dissolution expenses, divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The initial shareholders have waived their rights to participate in any liquidation distribution with respect to the founder shares held by them. There will be no distribution from the trust account with respect to ALDF's warrants, which will expire worthless in the event ALDF dissolves and liquidates the trust account.

If the Extension Amendment Proposal is Approved

If the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved, the amendment to ALDF's Articles, in substantially the form that appears in Annex A hereto, will be adopted with immediate effect and ALDF will proceed to file the amendment to the Articles, together with any other necessary documents, with the Cayman Islands Registrar of Companies. ALDF will then continue to attempt to identify and consummate a Business Combination by the Extended Date, January 23, 2028. ALDF will remain a reporting company under the Exchange Act and its units, public shares and warrants will remain publicly traded during this time.

You are not being asked to vote on a Business Combination at the Extraordinary General Meeting. If the Extension Amendment Proposal, the Withdrawal Amendment Proposal and the Trust Agreement Amendment Proposal are approved and you do not elect to redeem your public shares, provided that you are a shareholder on the record date for a meeting to consider a Business Combination, you will retain the right to vote on a Business Combination when it is submitted to shareholders and the right to redeem your public shares for cash in the event a Business Combination is approved and completed or we have not consummated a Business Combination by the Extended Date. If ALDF enters into a definitive agreement with a target to consummate a Business Combination, the vote by ALDF shareholders to approve such Business Combination will occur at a separate meeting of ALDF shareholders, to be held at a later date, and the solicitation of proxies from ALDF shareholders in connection with such separate meeting, and the related right of ALDF shareholders to redeem in connection with such Business Combination (which is a separate right to redeem in addition to the right to redeem in connection with the Extension Amendment Proposal and the Withdrawal Amendment Proposal), will be the subject of a separate Proxy Statement/prospectus. If you want to ensure your public shares are redeemed in the event the Extension Amendment Proposal and the Withdrawal Amendment Proposal are approved, you should elect to "*redeem*" your Public Shares in connection with the Extraordinary General Meeting.

Redemption Rights

In connection with the Extension Amendment Proposal and contingent upon the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal and the Extensions, each public shareholder may seek to redeem all or a portion of its public shares for a pro rata portion of the funds available in the trust account, less any taxes owed on such funds but not yet paid. If you exercise your redemption rights, you will be exchanging your public shares for cash and will no longer own the shares. Notwithstanding the foregoing, even if the Extension Amendment Proposal and the Withdrawal Amendment Proposal are approved, the board of directors of ALDF may nevertheless resolve to liquidate the Company on the Deadline Date.

Notwithstanding the foregoing, pursuant to our Articles, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in

concert or as a "*group*" (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares, without the Company's consent. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

On September 15, 2026, the redemption price per public share was approximately $10.83 (which is expected to be the same approximate price per public share on the date of the scheduled vote at the Extraordinary General Meeting), based on the aggregate amount on deposit in the Trust Account of approximately $249,288,671.89 as of September 15, 2026 (including interest not previously released to ALDF to pay its taxes), divided by the total number of then-outstanding Public Shares. The closing price of the public shares on the Nasdaq Global Market, LLC ("*Nasdaq*") on September 15, 2026 was $10.82. Accordingly, if the market price of the public shares were to remain the same until the date of the Extraordinary General Meeting, exercising redemption rights would result in a holder of public shares receiving approximately $0.01 more per share than if the public shares were sold in the open market. ALDF cannot assure public shareholders that they will be able to sell their public shares in the open market, even if the market price per public share is lower than the redemption price stated above, as there may not be sufficient liquidity in its securities when such public shareholders wish to sell their public shares. ALDF believes that such redemption right enables its holders of public shares to determine whether to sustain their investments for an additional period if ALDF does not complete a Business Combination on or before the Deadline Date.

Vote Required for Approval

The approval of the Extension Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding Ordinary Shares entitled to vote and who, being present virtually or represented by proxy at the Extraordinary General Meeting or any adjournment thereof, vote on such matter. Failure to vote in person (including virtually) or by proxy at the Extraordinary General Meeting, abstentions from voting or broker non-votes will have no effect on the outcome of any vote on the Extension Amendment Proposal.

Our Board will abandon and not implement the Extension Amendment unless our shareholders approve the Extension Amendment Proposal, the Withdrawal Amendment Proposal, and the Trust Agreement Amendment Proposal. Notwithstanding the foregoing, the board of directors of ALDF may nevertheless resolve to liquidate the Company on the Deadline Date.

Full Text of Resolution

"RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company, as amended by special resolution adopted on October 21, 2024, be further amended by the deletion of the current Article 186(a) in its entirety and the insertion of the following language in its place:

In the event that:

(a) the Company does not consummate a Business Combination within 24 months from the consummation of the IPO (the "Deadline Date") or such later date as approved by a resolution of the board of directors of the Company, at the request of the Sponsor, to extend the Deadline Date to consummate a Business Combination up to fifteen (15) times, each by an additional one (1) month, for a total of up to fifteen (15) months from the Deadline Date to complete a Business Combination, subject to the Sponsor depositing additional funds into the Trust Account as set out in the investment management trust agreement dated 21 October 2024 by and between (1) the Company and (2) Continental Stock Transfer & Trust Company (as amended) or such later time as the Members may approve by Special Resolution in accordance with these Articles, or"

Recommendation of the Board

THE BOARD RECOMMENDS THAT ALDF SHAREHOLDERS VOTE "FOR" THE EXTENSION AMENDMENT PROPOSAL.

Our Board expresses no opinion as to whether you should redeem your public shares. The existence of financial and personal interests of our directors and officers may result in a conflict of interest on the part of one or more of the directors or officers between what he, she or they may believe is in the best interests of the Company and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals.

PROPOSAL NO. 2 — THE WITHDRAWAL AMENDMENT PROPOSAL

Overview

ALDF is proposing to amend Article 186 (b) (ii) of the Articles to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000 (the "Withdrawal Amendment Proposal"). A copy of the proposed amendment to the Amended and Restated Memorandum and Articles of Association of ALDF is attached to this Proxy Statement as part of Annex A.

Reasons for the Withdrawal Amendment Proposal

In connection with the Trust Agreement Amendment Proposal, ALDF is proposing to amend Section 1(i) of the existing Trust Agreement to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000. If this reduction in the amount available to dissolution expenses is implemented, ALDF will fund any costs and expenses associated with its dissolution and liquidation beyond the $25,000 limit from sources outside the trust account, to the extent such funds are available.

However, the Articles currently provide that ALDF is entitled to withdraw the sum of US$100,000 from the trust account to cover liquidation and dissolution expenses.

Accordingly, to ensure that the Articles are consistent with the proposed changes to the existing Trust Agreement, it is necessary to amend Article 186 (b) (ii) of the Articles to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000.

If the Withdrawal Amendment Proposal is Not Approved

The approval of the Withdrawal Amendment Proposal is essential to the implementation of our Board's plan to extend the date by which we must consummate a Business Combination. Therefore, our Board will abandon and not implement the Withdrawal Amendment unless our shareholders approve the Extension Amendment Proposal and the Withdrawal Amendment Proposal and the other conditions to implementing the Extension Amendment and the Withdrawal Amendment and Extension are satisfied or waived. If the Extension Amendment Proposal and the Withdrawal Amendment Proposal are not approved and a Business Combination is not consummated by the Deadline Date, or such later date that may be approved by ALDF shareholders, ALDF shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes and dissolution expenses, divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The initial shareholders have waived their rights to participate in any liquidation distribution with respect to the founder shares held by them. There will be no distribution from the trust account with respect to ALDF's warrants, which will expire worthless in the event ALDF dissolves and liquidates the trust account.

If the Withdrawal Amendment Proposal is Approved

If the Withdrawal Amendment Proposal is approved, the amendment to ALDF's Articles, in substantially the form that appears in Annex A hereto, will be adopted with immediate effect and ALDF will proceed to file the amendment to the Articles, together with any other necessary documents, with the Cayman Islands Registrar of Companies. ALDF will then continue to attempt to identify and consummate

a Business Combination by until the Extended Date, January 23, 2028. ALDF will remain a reporting company under the Exchange Act and its units, public shares and warrants will remain publicly traded during this time.

You are not being asked to vote on a Business Combination at the Extraordinary General Meeting. If the Withdrawal Amendment Proposal is approved and implemented and you do not elect to redeem your public shares, provided that you are a shareholder on the record date for a meeting to consider a Business Combination, you will retain the right to vote on a Business Combination when it is submitted to shareholders and the right to redeem your public shares for cash in the event a Business Combination is approved and completed or we have not consummated a Business Combination by the Extended Date. If ALDF enters into a definitive agreement with a target to consummate a Business Combination, the vote by ALDF shareholders to approve such Business Combination will occur at a separate meeting of ALDF shareholders, to be held at a later date, and the solicitation of proxies from ALDF shareholders in connection with such separate meeting, and the related right of ALDF shareholders to redeem in connection with such Business Combination (which is a separate right to redeem in addition to the right to redeem in connection with the Withdrawal Amendment Proposal), will be the subject of a separate Proxy Statement/prospectus. If you want to ensure your public shares are redeemed in the event the Withdrawal Amendment Proposal is approved, you should elect to "redeem" your Public Shares in connection with the Extraordinary General Meeting.

Redemption Rights

In connection with the Withdrawal Amendment Proposal and contingent upon the approval and the implementation of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal and the Extension, each public shareholder may seek to redeem all or a portion of its public shares for a pro rata portion of the funds available in the trust account, less any taxes owed on such funds but not yet paid. If you exercise your redemption rights, you will be exchanging your public shares for cash and will no longer own the shares.

Notwithstanding the foregoing, even if the Withdrawal Amendment Proposal is approved, the board of the Company may resolve to liquidate the Company on the Deadline Date.

Notwithstanding the foregoing, pursuant to our Articles, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares, without the Company's consent. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

On September 15, 2026, the redemption price per public share was approximately $10.83 (which is expected to be the same approximate price per public share on the date of the scheduled vote at the Extraordinary General Meeting), based on the aggregate amount on deposit in the Trust Account of approximately $249,288,671.89 as of September 15, 2026 (including interest not previously released to ALDF to pay its taxes), divided by the total number of then-outstanding Public Shares. The closing price of the public shares on the Nasdaq Global Market, LLC ("Nasdaq") on September 15, 2026 was $10.82.

Accordingly, if the market price of the public shares were to remain the same until the date of the Extraordinary General Meeting, exercising redemption rights would result in a holder of public shares receiving approximately $0.01 more per share than if the public shares were sold in the open market. ALDF cannot assure public shareholders that they will be able to sell their public shares in the open market, even if the market price per public share is lower than the redemption price stated above, as there may not be sufficient liquidity in its securities when such public shareholders wish to sell their public shares. ALDF believes that such redemption right enables its holders of public shares to determine whether to sustain their investments for an additional period if ALDF does not complete a Business Combination on or before the Deadline Date.

Vote Required for Approval

The approval of the Withdrawal Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding Ordinary Shares entitled to vote and who, being present virtually or represented by proxy at the Extraordinary General Meeting or any adjournment thereof, vote on such matter. Failure to vote in person (including virtually) or by proxy at the Extraordinary General Meeting, abstentions from voting or broker non-votes will have no effect on the outcome of any vote on the Withdrawal Amendment Proposal.

Our Board will abandon and not implement the Withdrawal Amendment unless our shareholders approve the Withdrawal Amendment Proposal, the Extension Amendment Proposal and the Trust Agreement Amendment Proposal.

Notwithstanding the foregoing, the board of ALDF may nevertheless resolve to liquidate the Company on the Deadline Date.

Full Text of Resolution

"RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company, as amended by special resolution adopted on October 21, 2024, be further amended by the deletion of "US$100,000" in line 5 of Article 186 (b) (ii) and the insertion of "US$25,000".

THE BOARD RECOMMENDS THAT ALDF SHAREHOLDERS VOTE "FOR" THE WITHDRAWAL AMENDMENT PROPOSAL.

Our Board expresses no opinion as to whether you should redeem your public shares. The existence of financial and personal interests of our directors and officers may result in a conflict of interest on the part of one or more of the directors or officers between what he, she or they may believe is in the best interests of the Company and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals.

PROPOSAL NO. 3 — THE TRUST AGREEMENT AMENDMENT PROPOSAL

Overview

ALDF is proposing to amend its Trust Agreement to allow the Company to extend the Deadline Date up to fifteen (15) times for an additional one (1) month each time from the Deadline Date to January 23, 2028 by providing five days' advance notice to the Trustee prior to the applicable Deadline Date or the applicable deadline, and by depositing into the Trust Account, for each one-month extension, the Extension Payment. In addition, ALDF is proposing to amend Section 1(i) of the Trust Agreement to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000. A copy of the proposed amendment to the Trust Agreement is attached to this Proxy Statement as part of Annex B.

Reasons for the Trust Agreement Amendment Proposal

The Trust Agreement currently provides that ALDF has until the Deadline Date to complete an initial Business Combination. The Board has determined that it is in the best interests of ALDF to seek an extension of the Deadline Date and have ALDF shareholders approve the Trust Agreement Amendment Proposal to allow for additional time to consummate a Business Combination. The Board believes that the current Deadline Date will not provide sufficient time to complete a Business Combination. However, even if the Trust Agreement Amendment Proposal is approved and the Trust Agreement Amendment Proposal is approved, there is no assurance that ALDF will be able to consummate a Business Combination by the Extended Date, January 23, 2028, given the actions that must occur prior to closing of a Business Combination.

If the Trust Agreement Amendment Proposal is approved, we may, subject to approval of the Extension Amendment Proposal, and the Withdrawal Amendment Proposal, by resolution of the Board, avail ourselves of fifteen (15) additional one-month extension periods to consummate a Business Combination, subject to the Sponsor or its affiliates or designees, upon five days' advance notice prior to the applicable Business Combination deadline, depositing into the trust account for each such one-month extension, on or prior to the date of the applicable Business Combination deadline, $50,000 per one-month extension. In the event that the Board elects to extend the time to complete a Business Combination, pay the Extension Payment, and deposit the Extension Payment into the Trust Account, the Sponsor will receive a non-interest bearing, unsecured promissory note equal to the amount of the Extension Payment, which amount will not be repaid in the event that we are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Our Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for us to complete our Business Combination. To the extent that some, but not all, of our Sponsor's affiliates or designees, decide to extend the period of time to consummate our Business Combination, such affiliates or designees may deposit the entire amount required. If we are unable to consummate our Business Combination within such time period, we will, as promptly as possible but not more than 10 business days thereafter, redeem 100% of our public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not previously released to us to pay our taxes and to cover liquidation and dissolution expenses, and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public shareholders. In the event of our dissolution and liquidation, the warrants will expire and be worthless.

The Trust Agreement Amendment Proposal is essential to allowing ALDF additional time to consummate a Business Combination in the event a Business Combination is for any reason not completed on or before the Deadline Date. Approval of the Trust Agreement Amendment Proposal is a condition to the implementation of the Trust Agreement Amendment. Notwithstanding the foregoing, even if the Trust Agreement Amendment Proposal is approved, the board of directors of ALDF may nevertheless resolve to liquidate the Company on the Deadline Date.

ALDF is also proposing to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000. If this reduction in the amount available to dissolution expenses is implemented, ALDF will fund

any costs and expenses associated with its dissolution and liquidation beyond the $25,000 limit from sources outside the trust account, to the extent such funds are available.

If the Trust Agreement Amendment Proposal is Not Approved

The approval of the Trust Agreement Amendment Proposal, the Withdrawal Amendment Proposal and the approval of the Extension Amendment Proposal are essential to the implementation of our Board's plan to extend the date by which we must consummate our initial Business Combination. Therefore, our Board will abandon and not implement the Trust Agreement Amendment unless our shareholders approve the Trust Agreement Amendment Proposal, the Withdrawal Amendment Proposal, the Extension Amendment Proposal and the other conditions to implementing the Trust Agreement Amendment, the Extension Amendment and the Withdrawal Amendment are satisfied or waived. If the Trust Agreement Amendment Proposal is not approved and a Business Combination is not consummated by the Deadline Date, or such later date that may be approved by ALDF shareholders, ALDF (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes or to cover dissolution expenses, divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Board, dissolve and liquidate the Company, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The initial shareholders have waived their rights to participate in any liquidation distribution with respect to the founder shares held by them. There will be no distribution from the trust account with respect to ALDF's warrants, which will expire worthless in the event ALDF dissolves and liquidates the trust account.

If the Trust Agreement Amendment Proposal is Approved

If the Trust Agreement Amendment Proposal, the Withdrawal Amendment Proposal and the Extension Amendment Proposal are approved, the Company will then continue to attempt to identify and consummate a business combination until the applicable Deadline Date or until the Board determines in its sole discretion that it will not be able to consummate an initial business combination by the applicable Deadline Date as described below and does not wish to seek an additional extension.

You are not being asked to vote on a Business Combination at the Extraordinary General Meeting. If the Extension is implemented and you do not elect to redeem your public shares, provided that you are a shareholder on the record date for a meeting to consider a Business Combination, you will retain the right to vote on a Business Combination when it is submitted to shareholders and the right to redeem your public shares for cash in the event a Business Combination is approved and completed or we have not consummated a Business Combination by the Extended Date. If ALDF enters into a definitive agreement with a target to consummate a Business Combination, the vote by ALDF shareholders to approve such Business Combination will occur at a separate meeting of ALDF shareholders, to be held at a later date, and the solicitation of proxies from ALDF shareholders in connection with such separate meeting, and the related right of ALDF shareholders to redeem in connection with such Business Combination (which is a separate right to redeem in addition to the right to redeem in connection with the Trust Agreement Amendment Proposal), will be the subject of a separate Proxy Statement/prospectus. If you want to ensure your Public Shares are redeemed in the event the Trust Agreement Amendment Proposal is approved, you should elect to "*redeem*" your Public Shares in connection with the Extraordinary General Meeting.

Vote Required for Approval

The approval of the Trust Agreement Amendment Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding Ordinary Shares entitled to vote and who, being present virtually or represented by proxy at the Extraordinary General Meeting or any adjournment thereof, vote on such matter. Failure to vote in

person (including virtually) or by proxy at the Extraordinary General Meeting, abstentions from voting or broker non-votes will have no effect on the outcome of any vote on the Trust Agreement Amendment Proposal.

Our Board will abandon and not implement the Trust Agreement Amendment unless our shareholders approve the Trust Agreement Amendment Proposal, the Withdrawal Amendment Proposal and the Extension Amendment Proposal. Notwithstanding the foregoing, the board of directors of ALDF may nevertheless resolve to liquidate the Company on the Deadline Date.

Full Text of Resolution

"RESOLVED, as a special resolution, that the Trust Agreement be amended (i) to allow the Company to extend the date on which the Trustee must liquidate the trust account established by the Company in connection with the IPO (the "trust account") if the Company has not completed its initial business combination by the Deadline Date, or extended such date on a monthly basis up to fifteen times (or 15 months) until the Extended Date by depositing $50,000 into the trust account for each one-month extension from the Deadline Date to the Extended Date, and (ii) to reduce the amount of interest earned on the trust account that the Company is entitled to withdraw from the trust account to cover liquidation and dissolution expenses from $100,000 to $25,000."

Recommendation of the Board

THE BOARD RECOMMENDS THAT ALDF SHAREHOLDERS VOTE "FOR" THE TRUST AGREEMENT AMENDMENT PROPOSAL.

The existence of financial and personal interests of our directors and officers may result in a conflict of interest on the part of one or more of the directors or officers between what he, she or they may believe is in the best interests of the Company and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals.

PROPOSAL NO. 4
THE DIRECTOR ELECTION PROPOSAL

Our board of directors is currently composed of five members. At the Extraordinary General Meeting, two Class II directors will be elected for a three-year term. Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation, or removal.

Nominees

Our Nominating and Corporate Governance Committee has recommended, and our board of directors has approved, Stuart Kovensky and Meltem Demirors as nominees for appointment as Class II directors on our board of directors at the Extraordinary General Meeting. If appointed, Stuart Kovensky and Meltem Demirors will serve as directors until the 2029 annual general meeting of the Company, until a successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Stuart Kovensky and Meltem Demirors are currently directors of the Company. For information concerning the nominees, please see the section titled "*Board of Directors, Executive Officers and Corporate Governance*".

If you are a shareholder of record and you sign and date your proxy card but do not give instructions with respect to the voting on the Director Election Proposal, your shares will be voted "FOR" the appointment of Stuart Kovensky and Meltem Demirors as Class II directors; however, in the event that the director nominee is unable or declines to serve as a director at the time of the Extraordinary General Meeting, the proxies will be voted for any nominee who shall be designated by our board of directors to fill such vacancy. If you are a street name shareholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares un-voted on this matter.

Vote Required

The election of the Class II directors must be approved by an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

Full Text of the Resolution

"RESOLVED, as an ordinary resolution, that Stuart Kovensky and Meltem Demirors each be appointed as a Class II director on the Company's board of directors to serve until the 2029 annual general meeting of the Company, until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED ABOVE AND THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 5
THE AUDITOR RATIFICATION PROPOSAL

Upon the recommendation of the audit committee of our board of directors, our board of directors proposes that the shareholders ratify by ordinary resolution the appointment of Fruci & Associates II, PLLC to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025. Fruci & Associates II, PLLC served as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2025. Our audit committee is submitting the appointment of Fruci & Associates II, PLLC to our shareholders because we value our shareholders' view on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of Fruci & Associates II, PLLC are expected to be present at the Extraordinary General Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions. If our shareholders do not ratify the appointment of Fruci & Associates II, PLLC, our board of directors may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

Fees for professional services provided by our independent registered public accounting firm for the past two fiscal years include:

	For Fiscal Year ended December 31, 2025	For Fiscal Year Ended December 31, 2024
Audit fees[(1)]	$29,500	$29,000
Audit-related fees[(2)]	—	$11,000
Tax fees[(3)]	—	—
All other fees	—	—
Total fees	$29,500	$40,000

(1) Audit fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings.

(2) Audit-related fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our year-end financial statements and are not reported under "Audit Fees". These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3) Tax fees. Tax fees consist of fees billed for professional services relating to tax compliance, tax planning, tax advice and financial and tax due diligence.

Auditor Independence

During the fiscal year ended December 31, 2025, there were no other professional services provided by Fruci & Associates II, PLLC, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of Fruci & Associates II, PLLC.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee is responsible for appointing, setting compensation and overseeing the work of the independent auditors. In recognition of this responsibility, the audit committee shall review and, in its sole discretion, pre-approve all audit and permitted non-audit services to be provided by the independent auditors as provided under the audit committee charter.

Vote Required

The ratification of the appointment of Fruci & Associates II, PLLC requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the issued and outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual meeting. Brokers are entitled to vote on this proposal, and therefore broker non-votes are not expected to exist and will have no effect on the outcome of this proposal.

Full Text of the Resolution

"RESOLVED, as an ordinary resolution, that the appointment of Fruci & Associates II, PLLC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025 be ratified, approved and confirmed in all respects."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF FRUCI & ASSOCIATES II, PLLC AND THE APPROVAL OF THE AUDITOR RATIFICATION PROPOSAL.

REPORT OF THE AUDIT COMMITTEE

The audit committee has reviewed and discussed our audited financial statements with management, and has discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standard No. 1301, as adopted by the Public Company Accounting Oversight Board (the "PCAOB"). Additionally, the audit committee has received the written disclosures from our independent registered public accounting firm, as required by the applicable requirements of the PCAOB regarding our independent registered public accounting firm's communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based upon such review and discussion, the audit committee recommended to our board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

Submitted by:

Audit Committee of our Board of Directors

Charles E. Nearburg
Stuart Kovensky
Meltem Demirors

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

PROPOSAL NO. 6
THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow our board of directors to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal and/or the Auditor Ratification Proposal. The Adjournment Proposal will only be presented at the Extraordinary General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Extraordinary General Meeting.

Consequences if the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved by our shareholders, our board of directors may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal, the Withdrawal Amendment Proposal, the Trust Agreement Amendment Proposal, the Director Election Proposal and/or the Auditor Ratification Proposal.

Vote Required

The Adjournment Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

Full Text of the Resolution

"RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later time, date and place to be determined by the chairman of the Extraordinary General Meeting be and is hereby authorized and approved."

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ADJOURNMENT PROPOSAL.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information available to us as of September 15, 2026, with respect to our Ordinary Shares held by:

- each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;
- each of our directors and executive officers that beneficially owns Ordinary Shares; and
- all our directors and executive officers as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them. The following table does not reflect record of beneficial ownership of the Public Warrants, Private Unit Warrants and $15 Private Warrants that are not exercisable within 60 days of September 15, 2026.

	Class A ordinary shares		Class B ordinary shares		
Name and Address of Beneficial Owner(1)	**Number of shares beneficially owned**	**Approximate percentage of class**	**Number of shares beneficially owned**	**Approximate percentage of class**	**Approximate percentage of ordinary class**
Aldel Investors II LLC(2)(3)	440,000	*	5,470,714	89.5%	18.3%
Robert I. Kauffman(3)(4)	440,000	*	5,558,214	91.02%	18.5%
Hassan R. Baqar	—	—	70,000	1.14%	*
Charles E. Nearburg(4)	—	—	25,000	*	*
Stuart Kovensky	—	—	25,000	*	*
Jonathan Marshall	—	—	25,000	*	*
Meltem Demirors	—	—	25,000	*	*
All officers, directors and director nominees as a group (6 persons)	440,000	*	5,740,714	93.2%	19.2%
5% or more owners					
Magnetar Fund(5)	1,900,00	8.01%	—	—	6.36%
Harraden Fund(6)	2,351,288	9.92%	—	—	7.87%
LMR Partners LLP(7)	1,200,000	5.1%	—	—	4.1%
AQR Fund(8)	2,263,184	9.54%	—	—	7.5%

* Less than one percent

(1) Unless otherwise noted, the business address of each of the following is 104 S. Walnut Street, Unit 1A, Itasca, IL 60143.

(2) Interests include founder shares, classified as Class B ordinary shares. Such shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our Business Combination, or earlier at the option of the holders thereof, on a one-for-one basis, Class A ordinary shares issuable pursuant to a private placement.

(3) Aldel Investors II LLC is the record holder of the shares reported herein. Robert I. Kauffman is the managing member of Aldel Investors II LLC. Mr. Kauffman has voting and investment discretion with respect to the ordinary shares held of record by Aldel Investors II LLC.

(4) On October 27, 2025, Peter Early resigned from the board of director of the Company and was replaced by Charles E. Nearburg. Peter Early transferred 12,500 Founder Share and Mr. Kauffman transferred 12,500 Founder Shares held in his individual name to Mr. Nearburg.

(5) As per 13 G filed on January 1, 2025, Magnetar Funds' entities collectively own 1,900,000 ordinary shares. The principal address for Magnetar Funds is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(6) As per 13 G/A filed on November 14, 2025, Harraden Fund's entities collectively own 2,351,288 ordinary shares. The principal address for Harraden Funds is 299 Park Avenue, 21st Floor, New York, NY 10171.

(7) As per 13 G/A filed on May 15, 2025, LMR Partners LP own 1,200,000 ordinary shares. The principal address for LMR Partners LLP is 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

(8) As per 13 G/A filed on February 14, 2025, AQR Funds's entities collectively own 2,263,184 ordinary shares. The principal address for AQR Fund is One Greenwich Plaza, Suite 130 Greenwich, Connecticut 06830.

Our initial shareholders beneficially own approximately 21.0% of our issued and outstanding Class B Ordinary Shares. Because of its ownership block, our Sponsor may be able to effectively influence the outcome of all other matters requiring approval by our shareholders, including amendments to our Articles and approval of significant corporate transactions.

Our initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of our initial business combination or (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees. In addition, we could agree to permit the holders of our founder shares to transfer shares or agree to cancel such securities. Although no such transfers or cancellations are contemplated, we could agree to permit such transfer or cancellation to facilitate the closing of a business combination. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares. Notwithstanding the foregoing, if (1) the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (2) if we consummate a transaction after our initial business combination which results in our shareholders having the right to exchange their shares for cash, securities or other property, the founder shares will be released from the lock-up.

The purchasers of the private placement securities also agreed not to transfer, assign or sell any of the private placement securities, including the underlying shares and warrants (except in connection with the same limited exceptions that the founders' shares may be transferred as described above), until 30 days after the completion of our initial business combination.

RELATED PARTY TRANSACTIONS

On July 19, 2024, our Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration of 5,750,000 Class B ordinary shares, which we refer to as the founder shares. On August 13, 2024, the Sponsor transferred 690,000 founder shares to our officers, directors, senior advisor, and FG Merchant Partner LP, resulting in the Sponsor holding 5,060,000 founder shares. On September 25, 2024, the Sponsor purchased an additional 410,714 founder shares for $0.004 per share, resulting in our initial shareholders holding an aggregate of 6,160,714 founder shares (5,470,714 of which are held by the Sponsor).

Our Sponsor purchased an aggregate of 477,500 private units, each exercisable to purchase one Class A Ordinary Share at $11.50 per share, at a price of $10.00 per unit, in a private placement that closed simultaneously with the closing of our initial public offering. The private units are identical to the units sold in our initial public offering except that, so long as they are held by our Sponsor or its permitted transferees, the private units (including the component securities as well as any securities underlying those component securities) (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination and (ii) will be entitled to registration rights. We entered into a registration rights agreement with respect to the founder shares and private units.

Prior to or in connection with the completion of our initial business combination, there may be payment by the company to our Sponsor, officers or directors, advisors, or our or their affiliates, of a finder's fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account.

We will reimburse our Sponsor or an affiliate thereof in an amount equal to $20,000 per month for office space, utilities and secretarial and administrative support made available to us. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required on a non-interest basis. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use amounts held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private units of the post business combination entity at a price of $10.00 per unit at the option of the applicable lender. Such units would be identical to the private units. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

We have until the date that is 24 months from the closing of this offering (as may be extended by shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination) or until such earlier liquidation date as our board of directors may approve, to consummate our initial business combination. If we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination. There are no limitations on the number of times we may seek shareholder approval for an extension or the length of time of any such extension. However, if we seek shareholder approval for an extension, holders of public shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public shares, subject to applicable law.

Any of the foregoing payments to our Sponsor, repayments of loans from our Sponsor or repayments of working capital loans prior to our initial business combination will be made using funds held outside the trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Policy for Approval of Related Party Transactions

The audit committee of our board of directors has adopted a policy setting forth the policies and procedures for its review and approval or ratification of "related party transactions." A "related party transaction" is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company's total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a "related party" had, has or will have a direct or indirect material interest. "Related parties" under this policy include: (i) our directors, nominees for director or officers or any person who has served in such roles since the beginning of the most recent fiscal year, even if he or she does not currently serve in that role; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a "related person" pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party, (ii) the extent of the related party's interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its shareholders and (v) if the related party is a director or an immediate family member of a director, the effect that the transaction may have on a director's status as an independent member of the board and on his or her eligibility to serve on the board's committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account:

- reimbursement for office space, utilities and secretarial and administrative support made available to us by our sponsor or an affiliate thereof, in an amount equal to $20,000 per month;
- Payment of consulting, success or finder fees to our sponsor, officers or directors, advisors, or our or their affiliates in connection with the consummation of our initial business combination;
- We may engage our sponsor or an affiliate of our sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;
- Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination; and
- Repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into private units of the post-business combination entity at a price of $10.00 per unit at the option of the applicable lender. Such units would be identical to the private units. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

OTHER MATTERS

Fiscal Year 2024 Annual Report and SEC Filings

Our financial statements for the year ended December 31, 2025, are included in our Annual Report on Form 10-K, filed with the SEC on March 25, 2026 (our "Annual Report"). This proxy statement and our Annual Report are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Aldel Financial II Inc., 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143.

Delivery of Documents to Shareholders

Pursuant to the rules of the SEC, we and services that we employ to deliver communications to our shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of our annual report to shareholders and our proxy statement. Upon written or oral request, we will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that we deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that we deliver single copies of such documents in the future. Shareholders may notify us of their requests by calling or writing us at our principal executive offices at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143 or (847) 791 6817.

Where You Can Find More Information

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read the Company's SEC filings, including this proxy statement, over the Internet at the SEC's website at www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, the Company's corporate website under the heading "SEC FILINGS" at https://aldelfinancial.com. The Company's website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement.

If you would like additional copies of this proxy statement or if you have questions about the proposals to be presented at the Extraordinary General Meeting, you should contact the Company at the following address and telephone number:

Aldel Financial II Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL, 60143
(847) 791 6817
Attn: Hassan Baqar

You may also obtain these documents by requesting them in writing or by telephone from the Company's proxy solicitation agent at the following address and telephone number:

Advantage Proxy, Inc.

PO Box 10904
Yakima, WA 98909
Individuals, please call toll-free: 866-894-0536
Email: Ksmith@advantageproxy.com

If you are a shareholder of the Company and would like to request documents, please do so by September 28, 2026 (five business days prior to the Extraordinary General Meeting), in order to receive them before the Extraordinary General Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

* * *

Our board of directors does not know of any other matters to be presented at the Extraordinary General Meeting. If any additional matters are properly presented at the Extraordinary General Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Extraordinary General Meeting, regardless of the number of shares that you hold. You are, therefore, urged to complete, sign, date and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
SEPTEMBER 21, 2026

ANNEX A

FORM OF AMENDMENTS TO
THE AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION
OF
ALDEL FINANCIAL II INC.

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company, as amended by special resolution adopted on October 21, 2024, be further amended by the deletion of the current Article 186(a) in its entirety and the insertion of the following language in its place:

In the event that:

(a) the Company does not consummate a Business Combination within 24 months from the consummation of the IPO (the “Deadline Date”) or such later date as approved by a resolution of the board of directors of the Company, at the request of the Sponsor, to extend the Deadline Date to consummate a Business Combination up to fifteen (15) times, each by an additional one (1) month, for a total of up to fifteen (15) months from the Deadline Date to complete a Business Combination, subject to the Sponsor depositing additional funds into the Trust Account as set out in the investment management trust agreement dated 21 October 2024 by and between (1) the Company and (2) Continental Stock Transfer & Trust Company (as amended) or such later time as the Members may approve by Special Resolution in accordance with these Articles, or”

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company, as amended by special resolution adopted on October 21, 2024, be further amended by the deletion of “US$100,000” in line 5 of Article 186 (b) (ii) and the insertion of “US$25,000”.

ANNEX B

PROPOSED AMENDMENT
TO THE
INVESTMENT MANAGEMENT TRUST AGREEMENT

This Amendment No. 1 (this "*Amendment*"), dated as of [•], 2026, to the Existing Trust Agreement (as defined below) is made by and between Aldel Financial II Inc. (the "*Company*") and Continental Stock Transfer & Trust Company, as trustee ("*Trustee*"). All terms used but not defined herein shall have the meanings assigned to them in the Existing Trust Agreement.

WHEREAS, the Company and the Trustee entered into an Investment Management Trust Agreement dated as of October 16, 2024 (the "*Existing Trust Agreement*");

WHEREAS, Section 1(i) of the Trust Agreement sets forth the terms that govern the liquidation of the Company's trust account (the "*Trust Account*") under the circumstances described therein;

WHEREAS, at an extraordinary general meeting of the Company held on 5 October, 2026, the Company's shareholders approved (i) a proposal to amend the Company's Amended and Restated Memorandum and Articles of Association, dated as of October 21, 2024, to extend the date by which the Company must consummate a business combination up to fifteen (15) times from October 23, 2026 (the "*Deadline Date*") to January 23, 2028, with each extension comprised of an additional one (1) month each time from the Deadline Date to January 23, 2028 by providing five days' advance notice to the Trustee prior to the applicable Deadline Date and depositing into the Trust Account $50,000 per one-month extension two (2) days prior to such Extension.

NOW THEREFORE, IT IS AGREED:

1. Section 1(i) of the Trust Agreement is hereby amended and restated in its entirety as follows:

"*(i) Commence liquidation of the Trust Account promptly after (x) receipt of, and only in accordance with the terms of, a letter from the Company ("Termination Letter*") in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, as applicable, signed on behalf of the Company by its Chief Executive Officer, Chief Financial Officer, President, Executive Vice President, Vice President, Secretary or Chairwoman of the board of directors of the Company (the "*Board*") or other authorized officer of the Company, and, in the case of Exhibit A, acknowledged and agreed to by the Representative, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes paid or payable, less up to $25,000 of interest to pay liquidation and dissolution expenses), only as directed in the Termination Letter and the other documents referred to therein, or (y) October 23, 2026 (the "***Deadline Date***") (provided that the Board, in its discretion, upon written notice to the Trustee, may extend the Deadline Date by one month for up to fifteen (15) times (each, an "***Extensions***"), but in no event to a date later than January 23, 2028) if a Termination Letter has not been received by the Trustee prior to such date, in which case the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B and the Property in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $25,000 of interest that may be released to the Company to pay dissolution expenses) shall be distributed to the Public Shareholders of record as of such date; provided, however, that the Company or Aldel Investors II LLC (or their respective affiliates or permitted designees) will deposit into the Trust Account $50,000 for each issued and outstanding Class A ordinary share, par value $0.0001, of the Company issued in the Offering (the "***Public Shares***") that has not been redeemed for each Extension.

2. The Existing Trust Agreement is hereby amended by adding Exhibit E, in the form as follows:

EXHIBIT E
[LETTERHEAD OF COMPANY]
[INSERT DATE]

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attn: [•]

Re: Trust Account No. [ ] Extension Letter

Dear [•]:

Pursuant to the Investment Management Trust Agreement between Aldel Financial II Inc. ("*Company*") and Continental Stock Transfer & Trust Company, dated as of October 23, 2024 (as amended, the "*Trust Agreement*"), this is to advise you that the Company is extending the time available to consummate a Business Combination for an additional one (1) month, from (the "*Applicable Deadline*") to (the "*Extension*").

This Extension Letter shall serve as the notice required with respect to Extension prior to the Applicable Deadline. Capitalized words used herein and not otherwise defined shall have the meanings ascribed to them in the Trust Agreement.

In accordance with the terms of the Trust Agreement, we hereby confirm that we have wired to you $50,000 for the Extension and authorize you to deposit such amount into Trust Account no later than two (2) days prior to the Applicable Deadline.

This is the first/second/third/fourth/fifth/sixth/seventh/eighth/ninth/tenth/eleventh/twelfth/thirteenth/fourteenth/fifteenth of up to fifteen Extension Letters.

Very truly yours,

Aldel Financial II Inc.

By: ______________________________

Name: ______________________________

Title: ______________________________

cc: BTIG, LLC

3. All other provisions of the Existing Trust Agreement shall remain unaffected by the terms hereof.

4. This Amendment may be signed in any number of counterparts, each of which shall be an original and all of which shall be deemed to be one and the same instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument. A facsimile signature or electronic signature shall be deemed to be an original signature for purposes of this Amendment.

5. This Amendment is intended to be in full compliance with the requirements for an Amendment to the Trust Agreement as required by Section 6(c) of the Trust Agreement, and every defect in fulfilling such requirements for an effective amendment to the Trust Agreement is hereby ratified, intentionally waived and relinquished by all parties hereto.

6. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

IN WITNESS WHEREOF, the parties have duly executed this Amendment to the Investment Management Trust Agreement as of the date first written above.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY,
as Trustee

By: ________________________________

Name: ________________________________

Title: ________________________________

ALDEL FINANCIAL II INC.

By: ________________________________

Name: ________________________________

Title: ________________________________

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-42377

ALDEL FINANCIAL II INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	**98-1800702**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143
(Address of Principal Executive Offices, including zip code)

847-791-6817
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	ALDF.U	THE NASDAQ STOCK MARKET LLC
Ordinary Shares	ALDF	THE NASDAQ STOCK MARKET LLC
Warrants	ALDF.W	THE NASDAQ STOCK MARKET LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer
☒ Non-accelerated filer	☒ Smaller reporting company
	☒ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☒ No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates on June 30, 2025, based upon the closing price of the ordinary shares on such date as reported on Nasdaq Global Market, was approximately $241,270,000.

As of March 24, 2026 there were 23,707,500 Class A ordinary shares, par value $0.0001, and 6,160,714 Class B ordinary shares, par value $0.0001, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

ALDEL FINANICIAL II INC.

Annual Report on Form 10-K
TABLE OF CONTENTS

References in this report (the "Annual Report") to "we," "us" or the "Company" or "ALDF" refer to Aldel Financial II Inc. References to our "management" or our "management team" refer to our officers and directors, and references to the "Sponsor" refer to Aldel Investors II LLC. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this annual report on Form 10-K (this "Form 10-K") may constitute "forward-looking statements" for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Form 10-K may include, for example, statements about:

- our ability to select an appropriate target business or businesses;
- our ability to complete our initial business combination;
- our expectations around the performance of the prospective target business or businesses;
- our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;
- our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;
- our potential ability to obtain additional financing to complete our initial business combination;
- our pool of prospective target businesses;
- the ability of our officers and directors to generate a number of potential acquisition opportunities;
- our public securities' potential liquidity and trading;
- the lack of a market for our securities;
- the use of proceeds not held in the trust account (as described below) or available to use from interest income on the trust account balance;
- the trust account not being subject to claims of third parties; or
- our financial performance.

The forward-looking statements contained in this Form 10-K are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

References in this report to "we," "us" or the "Company" refer to Aldel Financial II Inc. References to our "management" or our "management team" refer to our officers and directors, and references to the "Sponsor" refer to Aldel Investors II LLC, a Delaware limited liability company.

Item 1. BUSINESS

Introduction

We are a blank check company incorporated as a Cayman Islands exempted company on July 15, 2024 for the purpose of merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities ("Business Combination").While we are not limited to a particular industry or geographic region for purposes of consummating a Business Combination, we intends to focus on businesses in the financial services industry. We are an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2025, the Company had not yet commenced any operations. All activity through December 31, 2025 relates to the Company's formation and the initial public offering ("IPO"), which is described below. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 units (the "Units") at $10.00 per unit including the 3,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. Each Unit consist of one share of Class A ordinary share of the Company, par value $0.0001 per share (the "Public Share") and one-half of one redeemable warrant ("Public Warrant"), each whole Public Warrant entitling the holder thereof to purchase one share of Class A ordinary share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. The Public Warrants will become exercisable on the later of 30 days after the completion of Business Combination and 12 months from the closing of the IPO and will expire five years after the completion of Business Combination or earlier upon Company's liquidation.

Simultaneously with the closing of the IPO, the Company consummated private placements (the "Private Placements") in which (i) Aldel Investors II LLC (the "Sponsor") and BTIG LLC ("Underwriter") purchased 477,500 and 230,000 private units (the "Private Units") respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 warrants ("$15 Private Warrant") and, together with the Private Units, the "Private Placement Securities") at a price of $0.10 per warrant, each exercisable to purchase one share of Class A common stock at $15.00 per share, for an aggregate purchase price of $100,000.

Each Private Unit consist of one common share and one-half of one non-redeemable warrant ("Private Unit Warrant"). Each whole Private Unit Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

Each $15 Private Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $15.00 per each share, is exercisable for a period of 10 years from the date of Business Combination, is non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

Prior to the closing of the IPO, on July 19, 2024, the Company issued an aggregate of 5,750,000 shares of common stock (the "Founder Shares") to the Sponsor for an aggregate purchase price of $25,000 in cash. On August 13, 2024, the Sponsor transferred an aggregate of 690,000 Founder Shares to members of the Company's management and board of directors, resulting in the Sponsor holding 5,060,000 Founder Shares. Subsequently, on September 25, 2024, the Company issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company and Sponsor dated July 19, 2024. This resulted in Sponsor holding 5,470,714 Founder Shares.

Following the closing of the IPO, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in a trust account ("Trust Account") and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-

ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company's shareholders, as described below.

As of December 31, 2025, there was $243,045,615 in investments and cash held in the trust account, which includes interest income available for the Company to use for its income tax, as well as $541,650 of cash held outside the trust account. As of December 31, 2025, we have withdrawn $0 of interest earned from the trust account to pay taxes.

Effecting Our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time. All activity through December 31, 2025 relates to the Company's formation, IPO and search for a business combination target. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company generates nonoperating income in the form of interest income from the proceeds derived from the IPO.

If our Business Combination is paid for using equity or debt securities, or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our Business Combination or used for redemptions of our common stock, we may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital.

Selection of a target business and structuring of our initial business combination

While we may pursue a Business Combination target in any industry or sector, we intend to focus our search on companies within the financial services industry in North America. We will seek to acquire established businesses that we believe are fundamentally sound, but would benefit from the financial, operational, technological, strategic or managerial improvements our Company and management team can provide to maximize value. We will also look at earlier-stage companies that exhibit the potential to change the industries in which they participate, and which offer the potential of sustained high levels of revenue growth with an articulated path to profitability. NASDAQ rules require that we must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted). Our board of directors will make the determination as to the fair market value of our Business Combination. If our board of directors is not able to independently determine the fair market value of our Business Combination, we will obtain an opinion from an independent investment banking firm which is a member of FINRA or a valuation or appraisal firm with respect to the satisfaction of such criteria. While we consider it unlikely that our board of directors will not be able to make an independent determination of the fair market value of our Business Combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of the target's assets or prospects.

We anticipate structuring our Business Combination so that the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our Business Combination such that the post- transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the "Investment Company Act". Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our Business Combination could own less than a majority of our outstanding shares subsequent to our Business Combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses.

In evaluating prospective business combinations, we expect to conduct a thorough due diligence review process that will encompass, among other things, a review of historical and projected financial and operating data, meetings with management and their advisors (if applicable), on-site inspection of facilities and assets, discussion with customers and suppliers, legal reviews and other reviews as we deem appropriate.

The time required to select and evaluate a target business and to structure and complete our Business Combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our Business Combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

We are not prohibited from pursuing a Business Combination with a company that is affiliated with the Sponsor or our officers or directors. In the event we seek to complete our Business Combination with a company that is affiliated with the Sponsor, our officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm that Business Combination is fair to our company from a financial point of view.

Redemption rights for holders of public shares upon consummation of the Business Combination

We will provide our public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of our Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of our Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the trust account is approximately $10.57 per public share as of December 31, 2025. There will be no redemption rights upon the completion of our Business Combination with respect to our warrants. Our Initial Stockholders, Sponsor, Underwriter, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares they hold and any public shares they acquired or may acquire during or after the IPO in connection with the completion of our Business Combination. .

Conduct of redemptions pursuant to tender offer rules

If we conduct redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), we will, pursuant to our amended and restated certificate of incorporation: (a) conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and (b) file tender offer documents with the SEC prior to completing our Business Combination which contain substantially the same financial and other information about the Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Submission of our Business Combination to a stockholder vote

In the event that we seek stockholder approval of our Business Combination, we will distribute proxy materials and file them with the SEC. In connection therewith, we will provide our public stockholders with the redemption rights described above upon completion of the Business Combination.

If we seek stockholder approval, we will complete our Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the Company representing a majority of the voting power of all outstanding shares of capital stock of the Company entitled to vote at such meeting. Our Initial Stockholders will count towards this quorum and our Initial Stockholders, Sponsor, officers and directors and the underwriters have agreed to vote any Founder Shares and the shares underlying the Private Units (the “Private Shares”) they hold and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of our Business Combination. For purposes of seeking approval of the majority of our outstanding shares of common stock voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. These quorum and voting thresholds, and the voting agreements of our Initial Stockholders, may make it more likely that we will consummate our Business Combination. Each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction or whether they were a stockholder on the record date for the stockholder meeting held to approve the proposed transaction.

If we seek stockholder approval of our Business Combination and we do not conduct redemptions in connection with our Business Combination pursuant to the tender offer rules, our Initial Stockholders, advisors or their affiliates may purchase shares or public

warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of our Business Combination. There is no limit on the number of shares our Initial Stockholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and the NASDAQ rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds held in the Trust Account will be used to purchase shares or public warrants in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

The purpose of any such purchases of shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our Business Combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our Business Combination. Any such purchases of our securities may result in the completion of our Business Combination that may not otherwise have been possible. In addition, if such purchases are made, the public "float" of our shares of Class A ordinary shares or warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Limitation on Redemption upon Completion of our Initial Business Combination if we Seek Stockholder Approval

Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our Business Combination and we do not conduct redemptions in connection with our Business Combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, without our prior consent.

We believe the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against a business combination if such holder's shares are not purchased by us, our Sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders' ability to redeem to no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our Business Combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders' ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination.

Redemption of Public Shares and Liquidation if no Initial Business Combination

Our amended and restated memorandum and articles of association provide that we will have only the duration of the completion window to complete our Business Combination. If we are unable to complete our Business Combination. within such 24-month period, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of amounts released to us to pay our tax obligations, and to pay up to $100,000 for dissolution and liquidation expenses, divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidating or other distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our Business Combination within the 24- month time period.

Competition

In identifying, evaluating and selecting a target business for our Business Combination, we may encounter competition from other entities having a business objective similar to ours, including other special purpose acquisition companies, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess similar or greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our Business Combination and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating a Business Combination.

Employees

We currently have two executive officers: Robert I. Kauffman, our Chief Executive Officer and Hassan R. Baqar, our Chief Financial Officer and Secretary. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our Business Combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our Business Combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Periodic Reporting and Financial Information

Our units, Class A ordinary shares and warrants are registered under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.

We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation materials or tender offer documents sent to shareholders to assist them in assessing the target business. In all likelihood, these financial statements will need to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may conduct a Business Combination with because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our Business Combination within the prescribed time frame. There is no assurance that any particular target business identified by us as a potential business combination candidate will have financial statements prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed target business. While this may limit the pool of potential business combination candidates, we do not believe that this limitation will be material.

We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2025 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A target business may not be in compliance with the provisions of the Sarbanes- Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.

We have filed a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we are subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our Business Combination.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which

is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates is equal to or exceeds $250 million as of the prior June 30th, or (2) our annual revenues equaled to or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates is equal to or exceeds $700 million as of the prior June 30th.

Available Information

We are required to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q with the SEC on a regular basis, and are required to disclose certain material events in a Current Report on Form 8-K. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC's Internet website is located at www.sec.gov. In addition, the Company will provide copies of these documents without charge upon request from us in writing at 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or by telephone at (847)791-6817.

Item 1A. RISK FACTORS

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item. For a complete list of risks relating to our operations, see the section titled "Risk Factors" contained in our Registration Statement.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

We are a special purpose acquisition company with no business operations. Since our IPO, our sole business activity has been identifying and evaluating suitable acquisition transaction candidates. Therefore, we do not consider that we face significant cybersecurity risk and have not adopted any cybersecurity risk management program or formal processes for assessing cybersecurity risk.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our information systems or infrastructure, or the information systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. Because of our reliance on the technologies of third parties, we also depend upon the personnel and the processes of third parties to protect against cybersecurity threats. In the event of a cybersecurity

incident impacting us, the management team will report to the board of directors and provide updates on the management team's incident response plan for addressing and mitigating any risks associated with the cybersecurity incident. As an early-stage company without significant investments in data security protection, there can be no assurance that we will have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

As of the date of this Report, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that we believe have, or are likely to, materially affect us since our IPO.

Item 2. PROPERTIES

We currently maintain our executive offices at 104 S. Walnut Street, Unit 1A, Itasca, IL 60143. Our executive offices are provided to us by our Sponsor at a minimal payment per month (included in the fee of up to $20,000 per month that we pay to our sponsor for administrative and support services). We consider our current office space adequate for our current operations.

Item 3. LEGAL PROCEEDINGS

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Stock

Our units, common stock, and warrants are each traded on the Nasdaq Global Market tier of the Nasdaq Stock Market, LLC under the symbols "ALDFU," "ALDF," and "ALDFW," respectively.

Our Unit commenced trading on October 23, 2024. On December 16,2024, our Public Share and Public Warrant included in the Unit began separate trading. Unit not separated will continue to be listed on the Nasdaq Global Market. At December 31, 2025, there were 29,868,214 of our ordinary shares issued and outstanding.

Holders

As of March 12, 2025, there were three holders of record of our units, eleven holders of record of our common stock and three holders of record of our warrants.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our Business Combination. The payment of cash dividends following the completion of our Business Combination will be within the discretion of our board of directors at such time and will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our Business Combination. There is no certainty that we will be in a position to, or decide to, pay cash dividends after completing our Business Combination.

Further, if we incur any indebtedness in connection with our Business Combination, our ability to declare dividends following the completion of our Business Combination may be limited by restrictive covenants we may agree to in connection therewith.

Securities Authorized for Issuance under Equity Compensation Plans

None.

Unregistered Sales of Equity Securities and Use of Proceeds

On July 19, 2024, we issued an aggregate of 5,750,000 shares of Founder Shares to the Sponsor for an aggregate purchase price of $25,000 in cash. On August 13,2024 the Sponsor transferred an aggregate of 690,000 Founder Shares to members of the Company's management and board of directors, resulting in the Sponsor holding 5,060,000 Founder Shares. On September 25, 2024, we issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. This resulted in Sponsor holding 5,470,714 Founder Shares.

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 Units at $10.00 per unit including the 3,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. Each Unit consists of one share of one Public Share and one-half of one redeemable Public Warrant, each whole Public Warrant entitling the holder thereof to purchase one share of Class A ordinary share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. The Public Warrants will become exercisable on the later of 30 days after the completion of Business Combination and 12 months from the closing of the IPO and will expire five years after the completion of Business Combination or earlier upon Company's liquidation.

Simultaneously with the closing of the IPO, we consummated Private Placements in which (i) Aldel Investors II LLC (the "Sponsor") and BTIG LLC ("Underwriter") purchased 477,500 and 230,000 private units Private Units respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 $15 Private Warrant at a price of $0.10 per warrant, each exercisable to purchase one share of Class A common stock at $15.00 per share, for an aggregate purchase price of $100,000.

Each Private Unit consists of one common share and one-half of one non-redeemable Private Unit Warrant. Each whole Private Unit Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

Each $15 Private Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $15.00 per each share, is exercisable for a period of 10 years from the date of Business Combination, will be non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

Following the closing of the IPO on October 23, 2024, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in the Trust Account.

We paid a total of $4,025,000 in underwriting fee and approximately $580,000 for other costs and expenses related to the IPO.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. Selected financial Data

As a smaller reporting company, we are not required to make disclosures under this Item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

All statements other than statements of historical fact included in this Form 10-K including, without limitation, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this Form 10-K, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to us or the Company's management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

Aldel Financial II Inc. (the "Company") is a blank check company incorporated as a Cayman Islands exempted company on July 15, 2024. The Company was formed for the purpose of merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities ("Business Combination")

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the financial services industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2025, the Company generates nonoperating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 units (the "Units") at $10.00 per unit including the 3,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. Each Unit consist of one share of Class A ordinary share of the Company, par value $0.0001 per share (the "Public Share") and one-half of one redeemable warrant ("Public Warrant"), each whole Public Warrant entitling the holder thereof to purchase one share of Class A ordinary share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. The Public Warrants will become exercisable on the later of 30 days after the completion of Business Combination and 12 months from the closing of the IPO and will expire five years after the completion of Business Combination or earlier upon Company's liquidation.

Simultaneously with the closing of the IPO, the Company consummated private placements (the "Private Placements") in which (i) Aldel Investors II LLC (the "Sponsor") and BTIG LLC ("Underwriter") purchased 477,500 and 230,000 private units (the "Private Units") respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 warrants ("$15 Private Warrant") and, together with the Private Units, the "Private Placement Securities") at a price of $0.10 per warrant, each exercisable to purchase one share of Class A common stock at $15.00 per share, for an aggregate purchase price of $100,000.

Each Private Unit consists of one common share and one-half of one non-redeemable warrant ("Private Unit Warrant"). Each whole Private Unit Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

Each $15 Private Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $15.00 per each share, is exercisable for a period of 10 years from the date of Business Combination, is non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not to be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

The Company's Units are listed on the National Association of Securities Dealers Automated Quotations ("Nasdaq"). The Company's management has broad discretion with respect to the specific application of the net proceeds of the IPO and sale of the $15 Private Warrants, and Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940 as amended (the "Investment Company Act"). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the IPO, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in a trust account ("Trust Account") and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company

Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company's shareholders, as described below.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company's amended and restated articles of incorporation will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company's prior written consent.

The holders of Public Shares are entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company's warrants. As of December 31, 2025, the redemption value of the trust account was approximately $10.57 per share.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated articles of incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission ("SEC"), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Sponsor, officers, directors and advisors (the "Initial Shareholders") and Underwriter have agreed (a) to vote their Founder Shares (as defined in Note 5) as well as any common shares underlying the Private Units, and any Public Shares purchased during or after the IPO in favor of a Business Combination, (b) not to propose an amendment to the Company's amended and restated articles of incorporation with respect to the Company's pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares as well as any common shares underlying the Private Units) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the amended and restated articles of incorporation relating to shareholders' rights of pre-Business Combination activity and (d) that the Founder Shares, the Private Units and $15 Private Warrants (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Initial Shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the IPO if the Company fails to complete its Business Combination.

The Company has until 24 months from the closing of the IPO to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company's board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. There will be no redemption rights or liquidation distribution with respect to the Company's warrants, which will expire worthless if the Company fails to complete its Business Combination within the Combination period.

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.05 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company's indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In the

event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities through December 31, 2025 were organizational activities, including those necessary to prepare for the IPO and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a Business Combination.

For the year ended December 31, 2025, the Company reported net income of $9,225,582, which consists of $9,879,114 in investment income earned in Trust Account, offset by $653,532 of general and administrative expenses.

For the period July 15, 2024 (inception) to December 31, 2024, the Company reported net income of $1,883,666, which consists of $2,016,502 in investment income earned in Trust Account, offset by $132,836 of general and administrative expenses.

Liquidity and Capital Resources

As of December 31, 2025, the Company held a cash balance of $541,650. Prior to the IPO, our liquidity needs were satisfied through the $25,000 proceeds received from the Sponsor for purchase of Founder Shares (as defined below), as well as $180,000 loan from Sponsor under a promissory note ("Promissory Notes").

On October 23, 2024, we consummated its IPO of 23,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. The Units were sold at $10.00 per Unit, generating gross proceeds to the Company of $230,000,000.

Simultaneously with the closing of the IPO, the Company consummated the Private Placement of Private Units and $15 Private Warrants generating proceeds of $7,175,000

From the proceeds of the IPO and Private Placement, the Company put $231,150,000 ($10.05 per Unit) in the Trust and retained approximately $1,900,000 for working capital and payment of expenses related to IPO.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required ("Working Capital Loans"). As of December 31, 2025, there were no Working Capital Loans under this arrangement.

We do not believe we need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial Business Combination

Off-Balance Sheet Arrangement

We have no obligations, assets, or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2025.

Contractual Obligations

Registration Rights

Pursuant to the registration right agreement entered on October 21, 2024, the holders of the Founder Shares, the Private Units, the $15 Private Warrants (and their underlying securities) are entitled to registration rights. The Company will bear the expenses incurred in connection with the filing of any registration statements pursuant to such registration rights.

Underwriting Agreement

The Underwriter received a $4,025,000 underwriting discount at IPO closing which represents 1.75% of the gross proceeds of the IPO. Additionally, the Underwriter has agreed to defer underwriting commissions equal to 3.75% of the gross proceeds of the IPO upon completion of the Business Combination. The deferred underwriting commission consists of a spread comprised of the following component, each payable upon consummation of the Company's Business Combination: i) 1.75 % shall be paid to Underwriter in cash, ii) 1% applicable to the cash remaining in the Trust at Business Combination and iii) 1% shall be paid to Underwriter in cash, provided that, the Company will have the right, in its sole discretion, not to pay and reallocate any portion of the 1% for the payment of expenses in connection with the Business Combination or for the working capital for the combined company following the Business Combination.

Related Party Transactions

Founder Shares

On July 19, 2024, we issued an aggregate of 5,750,000 Class B ordinary shares (the "Founder Shares") to the Sponsor for an aggregate purchase price of $25,000 in cash. On August 13, 2024 the Sponsor transferred an aggregate of 690,000 Founder Shares to members of the Company's management and board of directors, resulting in the Sponsor holding 5,060,000 Founder Shares.

On September 25, 2024, we issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company and Sponsor dated July 19, 2024. This resulted in Sponsor holding 5,470,714 Founder Shares.

The Initial Shareholders have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until, with respect to 50% of the Founder Shares, the earlier of (i) twelve months after the date of the consummation of a Business Combination, or (ii) the date on which the closing price of the Company's ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination, with respect to the remaining 50% of the Founder Shares, 12 months after the date of the consummation of a Business Combination, or earlier, in each case, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company's shareholders having the right to exchange their Public Shares for cash, securities or other property.

Promissory Notes

On July 19, 2024, the Company issued a promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $180,000. On September 25, 2024, the Company issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company and Sponsor dated July 19, 2024.

As of December 31, 2025 and 2024, there was no outstanding balance under the promissory notes.

Administrative Services Agreement

The Company entered into an administrative services agreement (the "Administrative Services Agreement") with the Sponsor whereby the Sponsor performs certain services for the Company for a monthly fee of $20,000.

Chief Executive Officer of the Company serves as managers of the Sponsor as of December 31, 2025.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of

contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We had identified the following as its critical accounting policies:

Basis of presentation

The accompanying financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the SEC.

Emerging growth company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2025.

Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's common stock features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2025, common stock subject to possible redemption is presented as temporary equity at redemption value, outside of the stockholders' equity section of the Company's balance sheet.

The Company recognizes changes in redemption value using the "at redemption value" method and accordingly recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in-capital and retained earnings.

Deferred offering costs

Deferred offering costs consist of legal, regulatory, underwriter expenses and accounting cost incurred through the balance sheet date that are directly related to the IPO and that were charged to shareholders equity upon the completion of the IPO on October 23, 2024.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2025 and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company's financial statements.

Net income (loss) per share

The Company complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. The Company utilize two class methodology in calculation of earning per share. The Company has redeemable shares referred to as Class A ordinary shares and non-redeemable shares referred to as Class B ordinary shares. Income and losses are shared pro rata between the redeemable and non-redeemable shares of ordinary share. Net income (loss) per share of ordinary share is calculated by dividing the net income (loss) by the weighted average shares of ordinary share outstanding for the respective period. Net income for the year ended December 31, 2025 was allocated to redeemable and non-redeemable shares of ordinary share. Diluted net income per share attributable to stockholders adjusts the basic net income per share attributable to stockholders and the weighted-average shares of ordinary share outstanding for the potentially dilutive impact of outstanding warrants.

Fair value of financial instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC Topic 820, "Fair Value Measurement," approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standard

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Item 8. Financial Statements and Supplementary Data

This information appears following Item 15 of this Report and is included herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized, and reported within the time period specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our principal executive officer and principal financial and accounting officer (our "Certifying Officers"), the effectiveness of our disclosure controls and procedures as of December 31, 2025, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Annual Report on Internal Control over Financial Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

During the years ended December 31, 2025, there have been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Robert I. Kauffman	61	Chief Executive Officer and Chairman of the Board
Hassan R. Baqar	48	Chief Financial Officer
Stuart Kovensky	58	Director
Jonathan Marshall	62	Director
Meltem Demirors	38	Director
Charles E. Nearburg	75	Director

Robert I. Kauffman has served as Chief Executive Officer since August 2024. Mr. Kauffman has been the Chairman of the board of directors since October 21, 2024. Mr. Kauffman was a co-founder, principal and member of the board of directors of Fortress Investment Group LLC from its founding in 1998 until 2012. During his tenure at the firm, Mr. Kauffman served as a member of Fortress's management committee and was responsible for the management of Fortress's European private equity investment operations. While at Fortress Mr. Kauffman was primarily focused on financial services, real estate, distressed debt restructurings, and other asset based businesses. During his career, he has been involved in a wide variety of investment activities, including private fund raising, initial public offerings, primary and secondary public share offerings in multiple jurisdictions, take private transactions, as well as billions of dollars of bank and capital market debt financings and securitizations.

Prior to co-founding Fortress, Mr. Kauffman served as a managing director at UBS, from 1997 to 1998 in its Principal Finance area. Prior to that he was a principal at BlackRock Financial Management Inc., from 1993 to 1997 playing a key role in raising and investing their first Private Equity Fund, BlackRock Asset Investors. Previously, Mr. Kauffman worked at Lehman Brothers from 1986 to 1993 primarily focused on the mortgage and securitization markets both in the US and Europe.

Since his departure from Fortress in 2012, Mr. Kauffman has brought his extensive business experience to a variety of private and public investments, including the IPO of Aldel Financial Inc. and its successful merger with Hagerty Inc (HGTY), the largest specialty insurer of collector cars.

Mr. Kauffman serves on the board of directors of Hagerty Inc, Global Net Lease Realty, a publicly traded REIT, and an advisory board member of McLaren Racing LTD., a leading UK based Formula1 racing team. Mr. Kauffman is currently the chairman of the Race Team Alliance, an association of NASCAR Cup Series teams; and the owner of RK Motors, a leading restorer and reseller of classic cars.

Mr. Kauffman is also an investor and advisory board member of Off The Chain Capital, a cryptocurrency focused hedge fund. Mr. Kauffman earned a degree in Business Administration from Northeastern University in 1986.

Hassan R. Baqar has served as Chief Financial Officer of the Company since August 2024 and the Secretary since inception. Mr. Baqar has over 20 years of experience within financial services and other industries focused on corporate development, mergers & acquisitions, capital raising, investments and real estate transactions. Mr. Baqar has served as the founder and Managing Member of Sequoia Financial LLC, a management services and advisory firm, since January 2019. Mr. Baqar also serves as a Chief Financial Officer of FG Merger II Corp., a special purpose acquisition company in the process of completing its business combination since October 2023. Since November 2025, Mr. Baqar serves as Director of Capital Markets of Saltire Capital Ltd. (TSX: SLT). Since September 2023, Mr. Baqar serves as Chief Financial Officer of FG Merger III Corp., a special purpose acquisition company in the process of completing its IPO. Since September 2025, Mr. Baqar serves as Chief Financial Officer of FG Imperii Acquisition Corp, a special purpose acquisition company in the process of completing its business combination. Mr. Baqar serves as Chief Financial Officer and director of Greenland Exploration Limited since June 2025.

Previously, Mr. Baqar served as Chief Financial Officer from September 2024 to November 2025 of Saltire Capital Ltd. (TSX: SLT), Chief Financial Officer from August 2021 to February 2024 and Executive Vice President from December 2021 to February 2024 of FG Nexus Inc. ("FGNX"), formerly FG Financial Group Inc. ("FGF")., which operates as a Ethereum Treasury Company and previously

as a reinsurance and asset management holding company, as a director of Fundamental Global Reinsurance Ltd., a Cayman Islands reinsurance company from June 2020 to 2025, as Chief Financial Officer of FG New America Acquisition II Corp., a special purpose acquisition company in the process of going public and is focused on merging with a company in the InsureTech, FinTech, broader financial services and insurance sectors from February 2021 to October 2023, as Chief Financial Officer of Insurance Income Strategies Ltd., a former Bermuda based reinsurance company from October 2017 to December 2021, as a director of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.), a public company focused on investments in the forest products industry from August 2019 to December 2021 and as Chief Financial Officer of GreenFirst Forest Products Inc. from June 2016 to December 2020, and as a director and Chief Financial Officer of Unbounded Media Corporation from June 2019 to September 2023, as a director, treasurer and secretary of Sponsor Protection Coverage and Risk, Inc., a South Carolina captive insurance company from October 2022 to April 2024. Mr. Baqar served as a director of FG Merger Corp. (Nasdaq: FGMCU) from December 2021 to August 2023, a special purpose acquisition company which merged with iCoreconnect Inc. (Nasdaq: ICCT), a market leading, cloud-based software and technology company focused on increasing workflow productivity and customer profitability through its enterprise and healthcare workflow platform of applications and services, and as Chief Financial Officer of Aldel Financial Inc. (NYSE: ADF) from January 2021 to December 2021, a special purpose acquisition company which merged with Hagerty, Inc. (NYSE: HGTY), a leading specialty insurance provider focused on the global automotive enthusiast market. From July 2020 to July 2021, Mr. Baqar served as Chief Financial Officer of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company, which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit. Previously, he served as Vice President of Kingsway Financial Services Inc. (NYSE: KFS) ("**Kingsway**") from January 2014 to January 2019 and as a Vice President of Kingsway's subsidiary Kingsway America Inc. from January 2010 to January 2019. Mr. Baqar also served as Chief Financial Officer and director of 1347 Capital Corp. from April 2014 to July 2016, a special purpose acquisition company which merged with Limbach Holdings, Inc. (Nasdaq: LMB). Mr. Baqar served as a member of the board of directors of FG Nexus Inc.from October 2012 to May 2015. He also served as the Chief Financial Officer of United Insurance Holdings Corp. (NYSE: UIHC), a publicly held property and casualty insurance holding company, from August 2011 to April 2012.

His previous experience also includes director of finance at Itasca Financial, LLC from 2008 to 2009 and positions held at Lumbermens Mutual Casualty Company (a Kemper Insurance company), a diversified mutual property-casualty insurance provider, from June 2000 to April 2008, where he most recently served as a senior analyst. Mr. Baqar earned a Master's Degree in Business Administration from Northeastern Illinois University in 2009 and a Bachelor's Degree in Accounting and Business Administration from Monmouth College in 2000. He also holds a Certified Public Accountant designation.

Jonathan S. Marshall has been a director of the Company since October 21, 2024. Since June 2018, Mr. Marshall has served as the Executive Director of the Race Team Alliance (RTA), a 501(c)(6) organization that represents the collective interests of the race teams that compete in the NASCAR Cup Series. As Executive Director, he works closely with the leadership of the member race teams with a mandate to advance their collective interests in the sport. He has served that role since 2018. Prior to the RTA, from November 2013 to April 2018, Mr. Marshall was the Chief Operating Officer and General Counsel of the World Surf League ("WSL") having joined the WSL as its General Counsel before being promoted to COO. In addition to his legal background, Mr. Marshall has a wide range of experience in the fields of media distribution, financing, licensing and sales, mergers and acquisitions and corporate transactions.

Prior to joining WSL, from January 2011to October 2013, Mr. Marshall was SVP, Business Development & Strategy at USA TODAY Sports Media Group, where he oversaw the operations for USA TODAY High School Sports, sports digital properties and sports analytics. Prior to that, Mr. Marshall was President of Television at Westwood One. He began his professional career with the law firm, Shearman & Sterling before moving to work in the entertainment practice at Loeb & Loeb, LLP. Mr. Marshall has been a member of the California State Bar since 1988 and is a graduate of the Tulane Law School (J.D.) and the A.B. Freeman School of Business at Tulane University (B.A.). We believe Mr. Marshall is qualified to serve on our board of directors based on his extensive management expertise and legal experience.

Stuart Kovensky has been a director of the Company since October 21, 2024. Mr. Kovensky is an experienced C-Suite executive, investor and board member with over 25 years of experience in investment management, business development, fund-raising and corporate governance. Since 2023, Mr. Kovensky has served as the Managing Member of Cogent Advisory LLC, a firm he founded and where he focuses on providing corporate advisory and director services. Between January 2006 and December 2022, Mr. Kovensky was the Co-CEO, CIO and member of the board of directors of Onex Credit Partners, a firm that he co-founded in 2006 and was subsequently sold to Onex Corp. Onex Credit Partners is a multi-strategy investor in both public and private non-investment grade credit markets with assets under management in excess of $25 billion. In his role at Onex Credit, Stuart shared responsibility for all aspects of the firms' operations with a focus on investment management and marketing as well as business development, in which capacity he spearheaded key areas of strategic expansion that helped the firm grow significantly, both organically and through strategic acquisitions.

Prior to co-founding Onex Credit Partners, Mr. Kovensky was a Portfolio Manager and Co-Head of the opportunistic credit strategy at John A. Levin and Co. from 2001-2005. From 1995-2000 he was a Partner and Head of Research at Murray Capital Management. Mr. Kovensky began his career at Chase Manhattan Bank in 1989 where he gained experience in High Yield Finance, Structured Finance and International Trade Finance. Mr. Kovensky has served on the board of directors for Naviga, Inc, Artera Services, Smile Holdings, United Road Services, CWT Travel Services and At Home Cayman, Inc. He is also an advisory board member of meetperry, inc.

Mr. Kovensky earned a degree in Management from Binghamton University in 1989 and a Masters in Business Administration from the Stern School of Business at New York University in 1996. We believe Mr. Kovensky is qualified to serve on our board of directors based on his management and financial markets and banking experience.

Meltem Demirors has been a director of the Company since October 21, 2024. Since 2024, Ms. Demirors has served as the Managing Partner of Crucible Capital, an investment firm she founded which focuses on the intersection of cryptocurrencies, physical infrastructure, and commodities markets. From 2018 to 2023, Ms. Demirors served as Chief Strategy Officer at CoinShares, a publicly listed European investment company specializing in digital assets, where she oversaw investments to provide institutional investors with thematic, risk-managed exposure to the emerging crypto asset ecosystem and served as managing director of the firm's US operations. From 2015 until 2018, Ms. Demirors led the Development team at Digital Currency Group, one of the largest digital asset investment firms in the world. Previously, Ms. Demirors was a strategy consultant in Deloitte's Oil & Gas practice. She is a frequent contributor to broadcast and print media and is a Program Fellow at the Oxford Saïd Business School where she has been overseeing the Blockchain Strategy Program since 2017. Ms. Demirors holds a BA in Mathematical Economics from Rice University, and an MBA from the MIT Sloan School of Management. We believe that Ms. Demirors is qualified to serve on our board of directors due to her experience in public companies, financial markets and management skills.

Charles E. Nearburg has been a director of the Company since October 27, 2025. Founding Nearburg Producing Company in 1979, Charles grew it into one of the Top 100 Independent Producers in the U.S., and always operating in an environmentally conscious way, received two Environmental Awards from the Bureau of Land Management. Between 2016-2017 Nearburg Producing Company sold the majority of its producing assets to two firms backed by Warburg Pincus and Carnelian Capital. Mr. Nearburg also owns STOL Aviation LLC, which is developing a world class "back country" short take-off and landing airplane, and NRC Marketing, Inc. ("Nearburg Racing") which prepares vintage Formula 1 cars for competition. Mr. Nearburg was also a minority owner and advisory board member of McLaren Racing LTD, a top Formula 1 and Indy Car Team.

In honor of his son, Rett, who lost an 11-year battle with Ewing's at age 21, Mr. Nearburg devotes substantial time and resources in support of Ewing's Sarcoma cancer research and was instrumental in founding the Rett Nearburg International Ewing's Sarcoma Research Symposia, of which six have now been held (www.rett.org). In 2024, he launched the Ewing Sarcoma Institute which is dedicated to radically improving outcomes for Ewing Sarcoma patients by uniting the global community to accelerate collaborative scientific discovery and development of breakthrough treatments (www.ewingsarcoma.org).

A lifelong car racer, his career includes driving a 333SP Ferrari at Le Mans, finishing 4th and 10th overall at the Sebring 12-Hours, and driving the late Walter Payton's Indy Car in the 1997 CART/FedEx Championship. In September 2010 at the Bonneville Salt Flats driving the "Spirit of Rett" streamliner, Mr. Nearburg set a 414 MPH FIA record with a top speed of 422 MPH. This made the "Spirit of Rett" the fastest single engine normally aspirated car in history, as well as the 3rd fastest internal combustion engine car in history. Mr. Nearburg is one of only six people in history to have set a piston engine car record at over 400 MPH. The "Spirit of Rett" was built in the Nearburg Racing shop.

A graduate of Dartmouth College, Mr. Nearburg, received AB, BE, and ME degrees at Dartmouth's Thayer School of Engineering, where he has been on the Board of Advisors for 30 years. He is also a Trustee of University of Texas Southwestern Medical Foundation; the Petersen Automotive Museum in Los Angeles; the Art Center College of Design in Pasadena; and a Life Trustee of the St. Mark's School of Texas in Dallas. He is a past Trustee of the Maryland Institute College of Art in Baltimore; The Hockaday School in Dallas; and the Hood Museum of Art at Dartmouth College.

Number and Terms of Office of Officers and Directors

Our board of directors consists of five members. Approval of our Business Combination will require the affirmative vote of a majority of our board directors, which must include a majority of our independent directors. Subject to any other special rights applicable to the shareholders, prior to our Business Combination, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors. Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to

appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.

On October 27, 2025, Peter Early announced his resignation from the board of director of the Company effective October 27, 2025. Mr. Early, who has served as a member of the board since October 2024, indicated that his resignation was not the result of any disagreement with the Company regarding its operations, policies, practices or otherwise.

On October 27, 2025, the board appointed Charles E. Nearburg to fill the vacancy on the board created by Mr. Early's resignation. The appointment of Mr. Nearburg is effective as of October 27, 2025. Mr. Nearburg was appointed to serve as a Class I director for a remaining term expiring at the Company's 2026 Annual Meeting of Shareholders or until his successor is duly elected and qualified.

Director Independence

Nasdaq listing rules require that a majority of our board of directors be independent within one year of our IPO. An "independent director" is defined generally as a person that, in the opinion of the company's board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We have three "independent directors" as defined in Nasdaq rules and applicable SEC rules. Our board has determined that each of Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg (previously Peter Early who resigned as board member in October 2025) is an independent director under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a compensation committee; and a nominating and corporate governance committee. Subject to phase-in rules, Nasdaq listing rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq listing rules require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter approved by our board of directors and has the composition and responsibilities described below.

Audit Committee

We established an audit committee of the board of directors, the members of which are Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg, each of whom meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Mr. Stuart Kovensky serves as chairperson of the audit committee.

Each member of the audit committee is financially literate, and our board of directors has determined that each of Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg qualifies as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

- assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor's qualifications and independence, and (4) the performance of our internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

- pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

- setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor's internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit

firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

- meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under "*Management's Discussion and Analysis of Financial Condition and Results of Operations*"; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

- reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We established a compensation committee of the board of directors, the members of which are Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg. Under Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg are independent and Meltem Demirors chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

- reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

- reviewing our executive compensation policies and plans;

- implementing and administering our incentive compensation equity-based remuneration plans;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

- producing a report on executive compensation to be included in our annual proxy statement; and

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of a Business Combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such Business Combination.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We established a nominating and corporate governance committee of the board of directors, the members of which are Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg. Charles E. Nearburg serves as chair of the nominating and corporate governance committee.

We adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

- identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting of shareholders or to fill vacancies on the board of directors;

- developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

- coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

- reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm's fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our Business Combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Senior Advisor to the Board of Directors

Larry G. Swets Jr. acts as senior advisor to the Board of Directors. Mr. Swets assists our management team with sourcing and evaluating business opportunities and devises plans and strategies to optimize any business that we may acquire. We have not entered into any formal arrangements or agreements with Mr. Swets to provide services to us and he will have no fiduciary obligations to present business opportunities to us. Mr. Swets will not be paid any finder's fees, reimbursement, or consulting fee prior to, or in connection with any services rendered in order to effectuate, the consummation of our Business Combination (regardless of the type of transaction).

Larry G. Swets, Jr. serves as our senior advisor. Mr. Swets has over 25 years of experience within financial services encompassing both non-executive and executive roles.

Mr. Swets founded Itasca Financial LLC, an advisory and investment firm, in 2005 and has served as its managing member since inception. Mr. Swets also founded and is the President of Itasca Golf Managers, Inc., a management services and advisory firm focused on the real estate and hospitality industries, in August 2018 and director of GreenFirst Forest Products Inc. (TSXV: GFP), a public company focused on investments in the forest products industry, since June 2016. Since September 2023, Mr. Swets has served as Chief Executive Officer of FG Merger II Corp., a special purpose acquisition company in the process of completing its business combination. Since September 2025, Mr. Swets has served as Chief Executive Officer of FG Imperii Acquisition Corp., a special purpose acquisition company in the process of completing its business combination. Since Februaury 2024, Mr Swets has served as Head of Merchant Banking of FG Nexus Inc.("FGNX"), formerly FG Financial Group Inc. ("FGF") which operates as a Ehereum Treasury Company and previously as a reinsurance and asset management holding company. From October 2021 to September 2024, Mr. Swets also served as Chief Executive Officer and a member of the board of directors of FG Acquisition Corp (TSX:FGAA.U), a special purpose acquisition company which merged with Strong/MDI Screen Systems, Inc. and was renamed as Saltire Capital Ltd. (TSX: SLT). Since September

2023, Mr. Swets serves as CEO of FG Merger III Corp., a special purpose acquisition company in the process of completing its IPO and is focused on searching for a target company in the financial services sector. Since September 2024, Mr. Swets serves as Executive Chairman of Saltire Capital Ltd. (TSX: SLT). Since June 2025, Mr. Swets has served as Chief Executive Officer of Greenland Exploration Corp.

Previously, Mr. Swets served as a director of FG Merger Corp. (Nasdaq: FGMCU), a special purpose acquisition company which merged with iCoreConnect Inc. (Nasdaq: ICCT), a market leading, cloud-based software and technology company focused on increasing workflow productivity and customer profitability through its enterprise and healthcare workflow platform of applications and services, from February 2022 to August 2023, and as a director and Chief Executive Officer of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit, from July 2020 to July 2021. From October 2021 to September 2024, Mr. Swets also served as Chief Executive Officer and a member of the board of directors of FG Acquisition Corp (TSX:FGAA.U), a special purpose acquisition company which merged with Strong/MDI Screen Systems, Inc. and was renamed as Saltire Capital Ltd. (TSX: SLT). Mr. Swets served as Senior Advisor to Aldel Financial Inc. (NYSE: ADF), a special purpose acquisition company which merged with Hagerty, Inc. (NYSE: HGTY), a leading specialty insurance provider focused on the global automotive enthusiast market, from April 2021 to December 2021.

Mr. Swets also served as Chief Executive Officer of FG Nexus ("FGNX"), formerly FG Financial Group Inc. ("FGF"). from November 2020 to February 2024, after having served as interim CEO from June 2020 to November 2020, Chief Executive Officer of GreenFirst Forest Products Inc. (TSXV: GFP) (formerlyItasca Capital Ltd.) from June 2016 to June 2021, Chief Executive Officer of Kingsway Financial Services Inc. (NYSE: KFS) from July 2010 to September 2018, including as its President from July 2010 to March 2017. He served as Chief Executive Officer and director of 1347 Capital Corp., a special purpose acquisition company which merged with Limbach Holdings, Inc. (Nasdaq: LMB), from April 2014 to July 2016. He was also a founder and served as Chairman of the Board of Unbounded Media Corporation from June 2019 to September 2023. Mr. Swets also previously served as a member of the board of directors of FG Nexus, formerly FG Financial Group Inc. from November 2013 to February 2024, FG Group Holdings, Inc. from October 2021 to February 2024, Harbor Custom Development, Inc. (Nasdaq: HCDI) from February 2020 to November 2023, Limbach Holdings, Inc. (Nasdaq: LMB) from July 2016 to August 2021, Kingsway Financial Services Inc. (NYSE: KFS) from September 2013 to December 2018, Atlas Financial Holdings, Inc. (OTC: AFHIF) from December 2010 to January 2018, FMG Acquisition Corp. (Nasdaq: FMGQ) from May 2007 to September 2008, United Insurance Holdings Corp. from 2008 to March 2012; and Risk Enterprise Management Ltd. from November 2007 to May 2012. Mr. Swets served as director of Insurance Income Strategies Ltd. from October 2017 to December 2021.

Prior to founding Itasca Financial LLC, Mr. Swets served as an insurance company executive and advisor, including the role of director of investments and fixed income portfolio manager for Lumbermens Mutual Casualty Company, formerly known as Kemper Insurance Companies. Mr. Swets began his career in insurance as an intern in the Kemper Scholar program in 1994. Mr. Swets earned a Master's Degree in Finance from DePaul University in 1999 and a Bachelor's Degree from Valparaiso University in 1997. He is a member of the Young Presidents' Organization and holds the Chartered Financial Analyst (CFA) designation.

Code of Business Conduct and Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We filed a copy of our Code of Ethics as an exhibit to the registration statement of the IPO. You are able to review this document by accessing our public filings at the SEC's web site at *www.sec.gov*. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Item 11. Executive Compensation

None of our directors have received any cash compensation for services rendered to us. We have agreed to pay our Sponsor $20,000 per month for office space, secretarial and administrative services provided to members of our management team through the earlier of consummation of our Business Combination and our liquidation, we will pay our Sponsor. In addition, our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to a Business Combination will be made from funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating a Business Combination. Other than these payments and reimbursements, no compensation of any kind, including finder's and consulting fees, will be paid by the company to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our Business Combination.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our Business Combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management's motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our Business Combination will be a determining factor in our decision to proceed with any potential Business Combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of February 20, 2026, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of our common stock, by:

- each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;
- each of our executive officers and directors; and
- all our executive officers and directors as a group.

The beneficial ownership of our common stock is based on 29,868,214 ordinary shares issued and outstanding as of February 20, 2026 of which 23,707,500 were Class A ordinary shares and 6,106,000 were Class B ordinary shares.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record of beneficial ownership of the Public Warrants, Private Unit Warrants and $15 Private Warrants that are not exercisable within 60 days of February 20, 2026.

	Class A ordinary shares		Class B ordinary shares		
Name and Address of Beneficial Owner[1]	**Number of shares beneficially owned**	**Approximate percentage of class**	**Number of shares beneficially owned**	**Approximate percentage of class**	**Approximate percentage of ordinary class**
Aldel Investors II LLC [2][3]	440,000	*	5,470,714	89.5 %	18.3 %
Robert I. Kauffman [3][4]	440,000	*	5,558,214	91.02 %	18.5 %
Hassan R. Baqar	—	—	70,000	1.14 %	*
Peter Early[4]	—	—	12,500	*	*
Charles E. Nearburg [4]	—	—	25,000	*	*
Stuart Kovensky	—	—	25,000	*	*
Jonathan Marshall	—	—	25,000	*	*
Meltem Demirors	—	—	25,000	*	*
All officers, directors and director nominees as a group (6 persons)	440,000	*	5,740,714	93.2 %	19.2 %
5% or more owners					
Magnetar Fund [5]	1,900,00	8.01 %	—	—	6.36 %
Harraden Fund[6]	2,351,288	9.92 %	—	—	7.87 %
LMR Partners LLP	1,200,000	5.1 %	—	—	4.1 %
AQR Fund	2,263,184	9.54 %	—	—	7.5 %

* Less than one percent

(1) Unless otherwise noted, the business address of each of the following is 104 S. Walnut Street, Unit 1A, Itasca, IL 60143.

(2) Interests include founder shares, classified as Class B ordinary shares. Such shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our Business Combination, or earlier at the option of the holders thereof, on a one-for-one basis, Class A ordinary shares issuable pursuant to a private placement.

(3) Aldel Investors II LLC is the record holder of the shares reported herein. Robert I. Kauffman is the managing member of Aldel Investors II LLC. Mr. Kauffman has voting and investment discretion with respect to the ordinary shares held of record by Aldel Investors II LLC.

(4) On October 27, 2025, Peter Early resigned from the board of director of the Company and was replaced by Charles E. Nearburg. Peter Early transferred 12,500 Founder Share and Mr. Kauffman transferred 12,500 Founder Shares held in his individual name to Mr. Nearburg.

(5) As per 13 G filed on January 1, 2025, Magnetar Funds' entities collectively own 1,900,000 ordinary shares. The principal address for Magnetar Funds is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(6) As per 13 G/A filed on November 14, 2025, Harraden Fund's entities collectively own 2,351,288 ordinary shares. The principal address for Harraden Funds is 299 Park Avenue, 21st Floor, New York, NY 10171.

(7) As per 13 G/A filed on May 15, 2025, LMR Partners LP own 1,200,000 ordinary shares. The principal address for LMR Partners LLP is 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

As per 13 G/A filed on February 14, 2025, AQR Funds's entities collectively own 2,263,184 ordinary shares. The principal address for AQR Fund is One Greenwich Plaza, Suit 130 Greenwich, Connecticut 06830 our Sponsor, and our executive officers and directors are

deemed to be our “promoters” as such term is defined under the federal securities laws. See “Item 13. Certain Relationships and Related Transactions, and Director Independence” below for additional information regarding our relationships with our promoters.

Item 13. Certain Relationships and Related Transactions, and Director Independence Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

i. Under Cayman Islands law, directors and officers owe the following fiduciary duties:

ii. duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

iii. directors should not improperly fetter the exercise of future discretion;

iv. duty to exercise powers fairly as between different sections of shareholders;

v. duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

vi. duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders *provided that* there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our officers and directors presently and in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a Business Combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a Business Combination opportunity which is suitable for an entity to which he or she has then- current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. However, based on the existing relationships of our sponsor, directors and officers, their level of financial investment in us and the potential loss of such investment if no business combination is consummated, the fact that we may consummate a Business Combination with a target in a broad range of sectors, and that the type of transaction that we would target would be of a nature substantially different than what they would target, we do not believe that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our Business Combination.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity's Business	Affiliation
Robert I. Kauffman	Hagerty Insurance	Insurance	Director
	Global Net Lease Realty	Real Estate	Chairman and Director
	Race Team Alliance	Motorsport	Chairman
	RK Motors	Car dealership	Owner
Hassan R. Baqar	Saltire Capital Ltd.	Investment Company	Director of Capital Markets
	Craveworthy LLC	Restaurant Portfolio Company	Manager
	FG Merger II Corp.	Special Purpose Acquisition Company	Chief Financial Officer
	Sequoia Financial LLC	Management Services & Financial Advisory	Managing Member
	FG Imperii Acquisition Corp.	Special Purpose Acquisition Company	Chief Financial Officer
	Greenland Exploration Limited	Energy company	Chief Financial Officer & Director
Stuart Kovensky	Cogent Advisory LLC	Investment Management	Manager
	At Home Cayman, Inc.	Finance/Retail	Director
	Meet Perry, Inc.	Investment Community	Advisory Board Member
	Hermitage Member Club, Inc.	Leisure	Director
	Guitar Centers, Inc.	Retail	Director
Jonathan Marshall	Parella Motorsports Holdings LLC	Motorsport	Director
	TFI Properties, LLC	Hospitality	President
Meltem Demirors	Crucible Capital Management LLC	Investment management	Owner, managing member
	Crucible Capital Fund I & I-A	Venture capital	Sole GP to the Fund
	Crucible Capital GP I LLC	Venture capital	Sole GP
	Crucible Capital Standard Nuclear Series A SPV	Venture capital	Sole GP to the SPV
	Crucible Capital Liquid Opportunities GP LLC	Discretionary investments (internal hedge fund)	One of 3 GPs to the SPV
	Crucible Capital Liquid Opportunities SPV LLC	Discretionary investments (internal hedge fund)	One of 3 members, all are employees of Crucible Capit
	Spruce Pine Holdings LLC	Financing, developing, and operating compute infra	Managing Member
	Shiny Pony LLC	Personal holding company	Owner, managing member
	The Shrike LLC	Personal holding company	Owner, managing member
	MK Studio LLC	Design services and materials	Managing Member
	Compass Mining	Data center hosting	Board director
	Sourceful Labs AB	Energy software startup	Board director
	Nirvana Network Corporation, Inc.	Infrastructure startup	Board director

Potential investors should also be aware of the following other potential conflicts of interest:

- Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our Business Combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

- Our Initial Shareholders purchased Founder Shares prior to the IPO and have purchased Private Placement Securities in the Private Placement that closed simultaneously with the IPO. Our Initial Shareholders have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares, Private Placement Securities and Public Shares they hold in connection with the completion of our Business Combination The other members of our management team have entered into agreements similar to the one entered into by our Initial Shareholders with respect to any Public Shares acquired by them in or after the IPO. Additionally, our Initial Shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our Business Combination within the prescribed time frame or any extended period of time that we may have to consummate a Business Combination as a result of an amendment to our amended and restated memorandum and articles of association, although they will be entitled to liquidating distributions from assets outside the Trust Account. If we do not complete our Business

Combination within such applicable time period, the proceeds of the sale of the Private Placement Securities held in the Trust Account will be used to fund the redemption of our Public Shares, and the Private Placement Securities will be worthless.

- Additionally, our Initial Shareholders have agreed not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of our Business Combination or (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our Business Combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees.

- Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our Business Combination.

We are not prohibited from pursuing a Business Combination with a target that is affiliated with our Sponsor, officers or directors or completing the Business Combination through a joint venture or other form of shared ownership with our Sponsor, officers or directors. In the event we seek to complete our Business Combination with a target that is affiliated with our Sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking which is a member of FINRA or a valuation or appraisal firm, that such Business Combination is fair to our Company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our Sponsor or any of our existing officers or directors, or any of their respective affiliates, be paid by the company any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our Business Combination. Further, we pay our sponsor (and/or its affiliates or designees) an aggregate of $20,000 per month for office space, secretarial and administrative services provided to members of our management team.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor

In the event that we submit our Business Combination to our Public Shareholders for a vote, our Sponsor, officers and directors have agreed to vote their Founder Shares and Private Placement shares, and they and the other members of our management team have agreed to vote their Founder Shares and Private Placement shares and any shares purchased during or after the IPO in favor of our Business Combination, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have purchased a policy of directors' and officers' liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate a Business Combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Director Independence

Nasdaq listing rules require that a majority of our board of directors be independent within one year of our IPO. An "independent director" is defined generally as a person that, in the opinion of the company's board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We have three "independent directors" as defined in Nasdaq rules and applicable SEC rules. Our board has determined that each of Stuart Kovensky, Meltem Demirors, and Charles E. Nearburg is an independent director under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

The following is a summary of fees paid or to be paid to Fruci & Associates II, PLLC ("Fruci"), for services rendered.

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Fruci in connection with regulatory filings. The aggregate fees billed by Fruci for professional services rendered for the audit of our annual financial statements, review of the financial information for the respective periods, registration statement and other required filings with the SEC was $21,560 and 38,500 for the fiscal years ended December 31, 2025 and 2024 respectively The above amounts include interim procedures and audit fees and retainer for the annual audit, as well as attendance at audit committee meetings.

Tax Fees. We did not pay Fruci for tax planning and tax advice for the fiscal years ended December 31, 2025.

Pre-Approval Policy

Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following are filed with this report:

ALDEL FINANCIAL II INC.
INDEX TO FINANCIAL STATEMENTS

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aldel Financial II Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Aldel Financial II Inc. ("the Company") as of December 31, 2025 and 2024, and the related statements of operations, shareholders' equity, and cash flows from July 15, 2024 (inception) to December 31, 2024 and for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024 and the results of its operations and its cash flows for the period from July 15, 2024 (inception) to December 31, 2024 and the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company's auditor since 2024.

Spokane, Washington
March 23, 2026

ITEM 1. FINANCIAL STATEMENTS.

Aldel Financial II Inc.
Balance Sheets
(Audited)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash	$ 541,650	$ 1,004,085
Prepaid expense	138,026	323,005
Total current assets	679,676	1,327,090
Investment held in trust account	243,045,615	233,166,502
TOTAL ASSETS	**$ 243,725,291**	**$ 234,493,592**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 28,145	$ 22,027
TOTAL LIABILITIES	**$ 28,145**	**$ 22,027**
COMMITMENTS AND CONTINGENCIES		
Class A ordinary shares; $0.0001 par value, subject to possible redemption, 23,000,000 shares at redemption value	$ 243,045,615	$ 233,166,502
STOCKHOLDERS' EQUITY		
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; 0 issued and outstanding	—	—
Class A ordinary Shares, $0.0001 par value; 479,000,000 shares authorized; 707,500 issued and outstanding (excluding 23,000,000 shares subject to possible redemption)	$ 71	$ 71
Class B ordinary Shares, $0.0001 par value; 20,000,000 shares authorized; 6,160,714 issued and outstanding	616	616
Accumulated deficit	650,844	1,304,376
Total Stockholders' Equity	651,531	1,305,063
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 243,725,291**	**$ 234,493,592**

The accompanying notes are an integral part of the financial statements.

Aldel Financial II Inc.
Statements of Operations
(Audited)

	For the year ended December 31, 2025	For the period from July 15, 2024 (inception) to December 31, 2024
Operating expenses:		
General and administrative expenses	$ 653,532	$ 132,836
Loss from operations	(653,532)	(132,836)
Other income:		
Investment income on trust account	9,879,114	2,016,502
Total other income	9,879,114	2,016,502
Net income	$ 9,225,582	$ 1,883,666
Weighted average redeemable common shares outstanding basic	23,000,000	9,526,627
Basic income per share, redeemable shares	$ 0.41	$ 0.34
Weighted average redeemable common shares outstanding diluted	34,500,000	14,289,941
Diluted income per share, redeemable shares	$ 0.27	$ 0.21
Weighted average non-redeemable common shares outstanding basic and diluted	6,868,214	6,179,142
Basic and diluted loss per non-redeemable share	$ (0.02)	$ (0.22)

The accompanying notes are an integral part of the financial statements.

Aldel Financial II Inc.
Statements of Shareholders' Equity
For the year ended December 31, 2025, and for the period from July 15, 2024 (inception) to December 31, 2024
(Audited)

	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Accumulated Deficit	Total Stockholders' equity
Balance at July 15, 2024 (inception)	—	$ —	$ —	$ —	$ —
Issuance of founder shares	5,750,000	575	24,425	—	25,000
Issuance of additional founder shares	410,714	41	1,626	—	1,667
Sale of 23,000,000 units at $10 per unit in IPO	23,000,000	2,300	229,997,700	—	230,000,000
Sale of 477,500 units to Sponsor in private placement	477,500	48	4,774,952	—	4,775,000
Sale of 230,000 units to underwriters in private placement	230,000	23	2,299,977	—	2,300,000
Sale of 1,000,000 $15 strike warrants in private placement	—	—	100,000	—	100,000
Reclassification of deferred offering costs	—	—	(4,613,768)	—	(4,613,768)
Class A ordinary shares subject to possible redemptions	—	(2,300)	(231,147,700)	—	(231,150,000)
Accretion of Class A ordinary shares subject to possible redemption	—	—	(1,437,212)	(579,290)	(2,016,502)
Net Income	—	—	—	1,883,666	1,883,666
Balance at December 31, 2024	**29,868,214**	**$ 687**	**$ —**	**$ 1,304,376**	**$ 1,305,063**
Accretion of Class A ordinary shares subject to possible redemption	—	—	—	(9,879,114)	(9,879,114)
Net Income	—	—	—	9,225,582	9,225,582
Balance at December 31, 2025	**29,868,214**	**$ 687**	**$ —**	**$ 650,844**	**$ 651,531**

The accompanying notes are an integral part of the financial statements.

Aldel Financial II Inc.
Statements of Cash Flows
(Audited)

	For the year ended December 31, 2025	For the period July 15 (inception) to December 31, 2024
Cash flows from operating activities		
Net income	$ 9,225,582	$ 1,883,666
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable	6,118	22,027
Prepaid expenses	184,979	(323,005)
Net cash used in operating activities	9,416,679	1,582,688
Cash flows from investing activities		
Investment in trust account	(9,879,114)	(233,166,502)
Net cash used in investing activities	(9,879,114)	(233,166,502)
Cash flows from financing activities		
Proceeds from promissory note	—	178,333
Repayment of promissory note	—	(178,333)
Proceeds from issuance of Founder shares	—	26,667
Proceeds from sale of 23,000,000 units at $10 per unit in IPO net of offering cost	—	225,386,232
Proceeds from sale of 477,500 units to Sponsor in private placement	—	4,775,000
Proceeds from sale of 230,000 units to underwriters in private placement	—	2,300,000
Proceeds from sale of 1,000,000 $15 strike warrants in private placement	—	100,000
Net cash provided by Financing activities	—	232,587,899
Net increase in cash	(462,435)	1,004,085
Cash at beginning of period	1,004,085	—
Cash at end of period	$ 541,650	$ 1,004,085
Supplemental disclosure for non-cash financing activities:		
Settlement of additional Founder Share issuance against the promissory note	—	1,667
Offering cost	—	4,613,768

The accompanying notes are an integral part of the financial statements.

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Aldel Financial II Inc. (the "Company") is a blank check company incorporated as a Cayman Islands exempted company on July 15, 2024. The Company was formed for the purpose of merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities ("Business Combination")

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the financial services industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2025, the Company had not yet commenced any operations. All activity through December 31, 2025 relates to the Company's formation and the initial public offering ("IPO"), which is described below and target search for Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate nonoperating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 units (the "Units") at $10.00 per unit including the 3,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. Each Unit consist of one share of Class A ordinary share of the Company, par value $0.0001 per share (the "Public Share") and one-half of one redeemable warrant ("Public Warrant"), each whole Public Warrant entitling the holder thereof to purchase one share of Class A ordinary share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. The Public Warrants will become exercisable on the later of 30 days after the completion of Business Combination and 12 months from the closing of the IPO and will expire five years after the completion of Business Combination or earlier upon Company's liquidation.

Simultaneously with the closing of the IPO, the Company consummated private placements (the "Private Placements") in which (i) Aldel Investors II LLC (the "Sponsor") and BTIG LLC ("Underwriter") purchased 477,500 and 230,000 private units (the "Private Units") respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 warrants ("$15 Private Warrant") and, together with the Private Units, the "Private Placement Securities") at a price of $0.10 per warrant, each exercisable to purchase one share of Class A common stock at $15.00 per share, for an aggregate purchase price of $100,000.

Each Private Unit consists of one common share and one-half of one non-redeemable warrant ("Private Unit Warrant"). Each whole Private Unit Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

Each $15 Private Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $15.00 per each share, will be exercisable for a period of 10 years from the date of Business Combination, is non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not to be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

The Company's Units are listed on the National Association of Securities Dealers Automated Quotations ("Nasdaq"). The Company's management has broad discretion with respect to the specific application of the net proceeds of the IPO and sale of the $15 Private Warrants, and Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940 as amended (the "Investment Company Act"). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the IPO, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in a trust account ("Trust Account") and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-

ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company's shareholders, as described below.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company's amended and restated articles of incorporation will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company's prior written consent.

The holders of Public Shares is entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company's warrants. As of December 31, 2025, the redemption value of the trust account was approximately $10.57 per share.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated articles of incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission ("SEC"), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Sponsor, officers, directors and advisors (the "Initial Shareholders") and Underwriter have agreed (a) to vote their Founder Shares (as defined in Note 5) as well as any common shares underlying the Private Units, and any Public Shares purchased during or after the IPO in favor of a Business Combination, (b) not to propose an amendment to the Company's amended and restated articles of incorporation with respect to the Company's pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares as well as any common shares underlying the Private Units) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the amended and restated articles of incorporation relating to shareholders' rights of pre-Business Combination activity and (d) that the Founder Shares, the Private Units and $15 Private Warrants (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Initial Shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the IPO if the Company fails to complete its Business Combination.

The Company have 24 months from the closing of the IPO to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company's board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. There will be no redemption rights or liquidation distribution with respect to the Company's warrants, which will expire worthless if the Company fails to complete its initial Business Combination within the Combination period.

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.05 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company's indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In the

event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the SEC.

Emerging growth company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any "PIPE" or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company's ability to complete a Business Combination.

Use of estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2025.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Company coverage of $250,000. The Company has not experienced losses on these accounts.

Marketable securities held in Trust Account

At December 31, 2025, substantially all of the assets held in the Trust Account were invested in a in short term U.S. Treasury obligations. During the year ended December 31, 2025, the Company did not withdraw any interest income from the Trust Account to pay for its taxes.

Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's common stock features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2025, common stock subject to possible redemption is presented as temporary equity at redemption value, outside of the stockholders' equity section of the Company's balance sheet.

The Company recognizes changes in redemption value using the "at redemption value" method and accordingly recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in-capital and retained or accumulated deficit if additional paid in capital equals to zero.

Deferred offering costs

Deferred offering costs consist of legal, underwriter expenses and auditor cost incurred through the balance sheet date that are directly related to the IPO and that are charged to shareholders equity upon the completion of the IPO. Offering cost amounting to $4,613,768 (including $4,025,000 of underwriting fee) were charged to shareholders' equity upon the completion of the IPO.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2025 and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The company's year-end is December 31 and no statutory tax deadline has yet occurred.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company's financial statements.

Reconciliation of Net Earnings (Loss) per Common Share

The Company complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. The Company utilize two class methodology in calculation of earning per share. The Company has redeemable shares referred to as Class A ordinary shares and non-redeemable shares referred as Class B ordinary shares of. Income and losses are shared pro rata between the redeemable and non-redeemable shares of common stock. Net income (loss) per share of common stock is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period. Net loss for the period from July 15, 2024 (inception) to IPO was allocated fully to the non-redeemable shares of ordinary stock. Net income for the year ended December 31, 2025 was allocated to redeemable and non-redeemable shares of ordinary share. Diluted net income per share attributable to stockholders adjusts the basic net income per share attributable to stockholders and the weighted-average shares of ordinary share outstanding for the potentially dilutive impact of outstanding warrants.

The following table reflects the calculation of basic and diluted net income(loss) per share of common stock (in dollars, except per share amounts):

Net income for the year ended December 31, 2025	$ 9,225,582

	For the year ended December 31, 2025		
	Redeemable Shares	Non- Redeemable Shares	Total
Total number of ordinary shares – **Basic**	23,000,000	6,868,214	29,868,214
Ownership percentage	77 %	23 %	
Total income allocated by class	$ 7,103,698	$ 2,121,884	$ 9,225,582
Less: Accretion allocated based on ownership percentage	(7,606,917)	(2,272,196)	(9,879,113)
Plus: Accretion applicable to the redeemable class	9,879,113	—	9,879,113
Total income (loss) by class	$ 9,375,894	$ (150,312)	9,225,582
Weighted average shares	23,000,000	6,868,214	
Earnings (loss) per ordinary share - **Basic**	$ 0.41	$ (0.02)	

	For the year ended December 31, 2025		
	Redeemable Shares	Non- Redeemable Shares	Total
Total number of ordinary shares – **Diluted**	34,500,000	8,221,964	42,721,964
Ownership percentage	81 %	19 %	
Total income allocated by class	$ 7,472,721	$ 1,752,861	$ 9,225,582
Less: Accretion allocated based on ownership percentage	(8,002,082)	(1,877,031)	(9,879,113)
Plus: Accretion applicable to the redeemable class	9,879,113	—	9,879,113
Total income (loss) by class	$ 9,349,753	$ (124,171)	9,225,582
Weighted average shares	34,500,000	6,221,964	
Earnings (loss) per ordinary share - **Diluted**	$ 0.27	$ (0.02)	

Fair value of financial instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under ASC Topic 820, "Fair Value Measurement," approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities.

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The fair value of the marketable securities held in Trust Account is determined using the level 1 input.

Operating Segments

ASC Topic 280, "Segment Reporting", establishes standards for companies to report, in their financial statements, information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company's CODM, or group, in deciding how to allocate resources and assess performance.

The Company's CODM has been identified as the Chief Financial Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reporting segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company's performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in total assets, which include the following:

	December 31, 2025
Cash	$ 541,650
Cash held in Trust Account	$ 243,045,615

Warrant Instruments

The Company accounts for the Public Warrants issued in connection with the IPO, the Private Unit Warrants and the $15 Private Warrants in accordance with the guidance contained in FASB ASC 815, "Derivatives and Hedging". Under ASC 815-40, the Public Warrants and the Private Unit Warrants and $15 Private Warrants meet the criteria for equity treatment and as such will be recorded in shareholders' equity. If the Public and Private Unit and $15 Private Warrant no longer meet the criteria for equity treatment, they will record as a liability and remeasured each period with changes recorded in the statement of operations.

Recently issued accounting standard

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07, which is applicable to entities with a single reportable segment, will primarily require enhanced disclosures about significant segment expenses and enhanced disclosures in interim periods. The guidance in ASU 2023-07 will be applied retrospectively and is effective for annual reporting periods in fiscal years beginning after December 15, 2023 and interim reporting periods in fiscal years beginning after December 31, 2024, with early adoption permitted. The Company adopted this guidance as of January 31, 2025. The adoption resulted in disclosure changes only.

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. The Units were sold at $10.00 per Unit, generating gross proceeds to the Company of $230,000,000.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Company consummated Private Placements in which (i) Sponsor and Underwriter purchased 477,500 and 230,000 Private Units respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 $15 Private Warrants at a price of $0.10 per warrant, each exercisable to purchase one share of Class A ordinary share at $15.00 per share, for an aggregate purchase price of $100,000.

Following the closing of the IPO on October 23, 2024, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in the Trust Account and invested in U.S. government Securities.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On July 19, 2024, the Company issued an aggregate of 5,750,000 shares of common stock (the "Founder Shares") to the Sponsor for an aggregate purchase price of $25,000 in cash. On August 13,2024 the Sponsor transferred an aggregate of 690,000 Founder Shares to members of the Company's management and board of directors, resulting in the Sponsor holding 5,060,000 Founder Shares.

On September 25, 2024, the Company issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company and Sponsor dated July 19, 2024. This resulted in Sponsor holding 5,470,714 Founder Shares.

The Initial Shareholders have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until, with respect to 50% of the Founder Shares, the earlier of (i) twelve months after the date of the consummation of a Business Combination, or (ii) the date on which the closing price of the Company's common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination, with respect to the remaining 50% of the Founder Shares, 12 months after the date of the consummation of a Business Combination, or earlier, in each case, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company's shareholders having the right to exchange their Public Shares for cash, securities or other property.

Company pays $20,000 a month in administrative services to the Sponsor. As of December 31, 2025. There was 20,000 payable to the Sponsor.

Promissory Notes

On July 19, 2024, the Company issued a promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $180,000. On September 25, 2024, the Company issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company

and Sponsor dated July 19, 2024. The promissory note was full paid after the IPO. As of December 31, 2025, there was no balance outstanding under the promissory notes.

Administrative Services Agreement

The Company entered into an administrative services agreement (the "Administrative Services Agreement") with the Sponsor whereby the Sponsor performs certain services for the Company for a monthly fee of $20,000.

Chief Executive officer and a director of the Company serves as the managers of the Sponsor at close of IPO.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to the registration right agreement entered into on October 21, 2024, the holders of the Founder Shares, the Private Units, the $15 Private Warrants (and their underlying securities) are entitled to registration rights. The Company bore the expenses incurred in connection with the filing of any registration statements pursuant to such registration rights.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 3,000,000 additional Units to cover over-allotments at the IPO price. On October 21, 2024, the underwriters exercised the over-allotment in full, and the closing of the issuance and sale of the additional Units occurred simultaneously with the closing of the IPO on October 23, 2024.

The Underwriter received a $4,025,000 underwriting discount at IPO closing which represents 1.75% of the gross proceeds of the IPO.

Additionally, the Underwriter has agreed to defer underwriting commissions equal to 3.75% of the gross proceeds of the IPO upon completion of the Business Combination. The deferred underwriting commission consists of a spread comprised of the following component, each payable upon consummation of the Company's Business Combination: i) 1.75 % shall be paid to Underwriter in cash, ii) 1% applicable to the cash remaining in the Trust at Business Combination and iii) 1% shall be paid to Underwriter in cash, provided that, the Company will have the right, in its sole discretion, not to pay and reallocate any portion of the 1% for the payment of expenses in connection with the Business Combination or for the working capital for the combined company following the Business Combination.

Additionally, the Underwriter has agreed to defer underwriting commissions equal to 3.75% of the gross proceeds of the IPO upon completion of the Business Combination. The deferred underwriting commission consists of a spread comprised of the following component, each payable upon consummation of the Company's Business Combination: i) 1.75 % shall be paid to Underwriter in cash, ii) 1% applicable to the cash remaining in the Trust at Business Combination and iii) 1% shall be paid to Underwriter in cash, provided that, the Company will have the right, in its sole discretion, not to pay and reallocate any portion of the 1% for the payment of expenses in connection with the Business Combination or for the working capital for the combined company following the Business Combination.

NOTE 7. STOCKHOLDERS' EQUITY

Ordinary Shares – The Company is authorized to issue 500,000,000 total shares of par value $0.0001 each, including 479,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares, as well as 1,000,000 preferred shares, $0.0001 par value each. There were 6,160,714 Class B or Founder Shares issued and outstanding as of December 31, 2025. Offering. There were 707,500 shares of Class A ordinary shares outstanding, excluding 23,000,000 shares subject to possible redemption. Each Class A and Class B ordinary share has one voting right.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares are to be issued upon exercise of the Public Warrants. Each whole Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share, and will become exercisable on the later of 30 days after the completion of the Business Combination and 12 months from the closing of the IPO. The Public Warrants will expire on the fifth anniversary of the completion of the Business Combination, or earlier upon redemption or liquidation. The Company may redeem the Public Warrants i) at a redemption price of $0.01 per warrant, ii) at any time after the Public Warrants become exercisable, iii) upon a minimum of 30 days' prior written notice of redemption, iv) if, and only if, the last sales price of Company's common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period commencing after the date the Public Warrants become exercisable and ending three business days before Company sends

the notice of redemption, and v) if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption. Company had 11,500,000 (including 1,500,000 pursuant to the full exercise of underwriters' over-allotment option) Public Warrant outstanding at close of the IPO.

The $15 Private Warrants entitles the holder to purchase one common share at an exercise price of $15.00 per each share, will be exercisable for a period of 10 years from the date of Business Combination, will be non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not to be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Company have 1,000,000 $15 Private Warrant outstanding at the close of IPO.

The Private Unit Warrants have terms similar to the Public Warrants underlying the Units sold in the IPO, except that the Private Unit Warrants are non-redeemable and may be exercised on a cashless basis. Additionally, Private Unit Warrants and the shares issuable upon the exercise of the Private Unit Warrants are not to be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Company had 353,750 (including 33,750 pursuant to the full exercise of underwriters' over-allotment option) Private Unit Warrants underlying the Private Units outstanding at the close of IPO.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described above, the warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company's assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to date of filing. Based upon the review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

EXHIBITS.

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report.

No.	Description of Exhibit
1.1	Underwriting Agreement, dated October 21, 2024, by and between the Company and BTIG, LLC, as representative of the several underwriters (incorporated by reference to exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
3.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
4.1	Public Warrant Agreement, dated October 21, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
4.2	Private Warrant Agreement, dated October 21, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
4.5	Description of Registrant’s Securities
10.1	Investment Management Trust Agreement, October 21, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.2	Registration Rights Agreement, dated October 21, 2024, by and among the Company and certain security holders (incorporated by reference to exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.3	Private Placement Units Purchase Agreement, dated October 21, 2024, by and between the Company and Aldel Investors II LLC (incorporated by reference to exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.4	Private Placement Units Purchase Agreement, dated October 21, 2024, by and between the Company and Aldel Investors II LLC (incorporated by reference to exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.5	Letter Agreement, dated October 21, 2024, by and among the Company, its officers, directors, and Aldel Investors II LLC (incorporated by reference to exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.6	Administrative Services Agreement, dated October 21, 2024, by and between the Company and Aldel Investors II LLC (incorporated by reference to exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.7	Indemnity Agreements, dated October 21, 2024, by and between the Company and the directors and officer of the Company (incorporated by reference to exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.8	OTM Warrants Purchase Agreement between the Registrant and Aldel Investors II LLC (incorporated by reference to exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
31.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

No.	Description of Exhibit
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Clawback Policy
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Furnished herewith

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2026	**Aldel Financial II Inc.**
	By: /s/ Robert I. Kauffman Name: Robert I. Kauffman Title: Chief Executive Officer (Principal Executive Officer)
Date: March 24, 2026	**Aldel Financial II Inc.**
	By: /s/ Hassan R. Baqar Name: Hassan R. Baqar Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Robert I. Kauffman Robert I. Kauffman	*Chief Executive Officer and Chairman of the Board of Director (Principal Executive Officer)*	March 24, 2026
/s/ Stuart Kovensky Stuart Kovensky	*Director*	March 24, 2026
/s/ Jonathan Marshall Jonathan Marshall	*Director*	March 24, 2026
/s/ Meltem Demirors Meltem Demirors	*Director*	March 24, 2026
/s/ Charles E. Nearburg Charles E. Nearburg	*Director*	March 24, 2026